SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2007	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87
4 - NIRE (Corporate Registry ID) 35300314441

01.02 - HEADQUARTERS

1 - ADDRESS RUA TAMOIOS, 246			2 - DISTRICT JD. AEROPORTO
3 - ZIP CODE 04630-000	4 - CITY SÃO PAULO		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3169-6003	8 - TELEPHONE 3169-6002	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3169-6257	13 - FAX 3169-6245	14 - FAX -
15 - E-MAIL ri@golnaweb.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME RICHARD FREEMAN LARK JR
2 - ADDRESS RUA GOMES DE CARVALHO, 1629			3 - DISTRICT VILA OLÍMPIA
3 - ZIP CODE 04547-006	4 - CITY SÃO PAULO		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3169-6224	8 - TELEPHONE 3169-6222	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3169-6257	13 - FAX 3169-6245	14 - FAX -
15 - E-MAIL RFLARK@GOLNAWEB.COM.BR

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	3	7/1/2007	9/30/2007	2	4/1/2007	6/30/2007
09 - INDEPENDENT ACCOUNTANT ERNEST & YOUNG AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE MARIA HELENA PETTERSSON					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 009.909.788-50

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2007	2 - PREVIOUS QUARTER 6/30/2007	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2006
Paid-in Capital
1 - Common	107,591	107,591	107,591
2 - Preferred	94,704	94,704	88,615
3 - Total	202,295	202,295	196,206
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private Company
4 - ACTIVITY CODE 3140 – Holding Company – Transportation and Logistics Services
5 - MAIN ACTIVITY EQUITY INTEREST MANAGEMENT
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	09/25/2007	Interest on Own Capital	11/05/2007	ON	0,1900000000
02	RCA	09/25/2007	Interest on Own Capital	11/05/2007	PN	0,1900000000
03	RCA	09/25/2007	Dividend	11/05/2007	ON	0,1900000000
04	RCA	09/25/2007	Dividend	11/05/2007	PN	0,1900000000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of reais)	4 - AMOUNT OF CHANGE (in thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)
01	01/29/2007	993,813	176	Stock option purchase plan	5	34.3300000000
02	01/29/2007	993,829	16	Stock option purchase plan	0	47.4500000000
03	03/16/2007	993,868	39	Stock option purchase plan	1	47.6900000000
04	06/14/2007	1,363,729	369,861	Private subscription in cash	6,082	60.8100000000
05	08/06/2007	1,363,752	23	Stock option purchase plan	660	34.7400000000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
1	Total Assets	2,650,879	2,686,666
1.01	Current Assets	467,022	594,718
1.01.01	Cash Equivalents	296,795	308,320
1.01.01.01	Cash and Banks	135,016	131,230
1.01.01.02	Short-term Investments	161,779	177,090
1.01.02	Credits	0	0
1.01.02.01	Clients	0	0
1.01.02.02	Other Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	170,227	286,398
1.01.04.01	Deferred Taxes and Carryforwards	21,531	45,563
1.01.04.02	Prepaid Expenses	1,615	245
1.01.04.03	Dividends Receivable	64,627	112,559
1.01.04.04	Credits with Lessors	82,454	128,031
1.01.04.05	Other Credits	0	0
1.02	Non-current Assets	2,183,857	2,091,948
1.02.01	Long-Term Assets	204,629	122,886
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	85,262	40,692
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	85,262	40,692
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	119,367	82,194
1.02.01.03.01	Deferred Taxes and Carryforwards	37,101	0
1.02.01.03.02	Credits with Leasing Companies	81,755	81,755
1.02.01.03.03	Judicial Deposits and Others	511	439
1.02.02	Permanent Assets	1,979,228	1,969,062
1.02.02.01	Investments	1,978,954	1,968,788
1.02.02.01.01	In Affiliates	0	0
1.02.02.01.02	In Affiliates - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, Plant and Equipment	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred	274	274

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
2	Total Liabilities	2,650,879	2,686,666
2.01	Current Liabilities	132,682	135,580
2.01.01	Short-term Borrowings	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	24	101
2.01.04	Taxes, Charges and Contributions	24,397	29,317
2.01.05	Dividends Payable	78,972	76,568
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	29,289	29,594
2.02	Non-current Liabilities	0	0
2.02.01	Long-Term Liabilities	0	0
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advances for Future Capital Increase	0	0
2.02.01.06	Others	0	0
2.02.02	Deferred income	0	0
2.04	Shareholders’ Equity	2,518,197	2,551,086
2.04.01	Paid-Up Capital	1,363,752	1,363,729
2.04.02	Capital Reserve	89,556	89,556
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit Reserves	1,064,889	1,097,801
2.04.04.01	Legal	0	0
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Realizable Profit	0	0
2.04.04.05	Profit Retention	1,060,885	1,087,986
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	4,004	9,815
2.04.04.07.01	Unrealized Hedge Result, net	4,004	9,815
2.04.05	Accrued Profit/Loss	0	0
2.04.06	Advances for Future Capital Increase	0	0

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 06/30/2006	6 - 09/01/2006 to 09/30/2006
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and Services Sold	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operating Expenses/Revenue	(4,920)	184,412	241,125	418,052
3.06.01	Sales	0	0	0	0
3.06.02	General and Administrative	(1,039)	(4,778)	(2,049)	(6,756)
3.06.03	Financial	(20,579)	(46,394)	(7,826)	(60,333)
3.06.03.01	Financial Revenues	57,172	139,218	22,977	38,474
3.06.03.02	Financial Expenses	(77,751)	(185,612)	(30,803)	(98,807)
3.06.04	Other Operating Revenues	0	0	48,665	48,665
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in the Earnings	16,698	235,584	202,335	436,476
3.07	Operating Income	(4,920)	184,412	241,125	418,052
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax/Holding	46,984	184,412	241,125	418,052
3.10	Provision for Income Tax and Social Contribution	0	0	(38,697)	(23,920)
3.11	Deferred Income Tax	16,241	7,161	0	0
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	38,095	106,495	29,504	96,947
3.15	Income/Loss for the Period	49,416	298,068	232,232	491,076
	No. SHARES, EX-TREASURY (in thousands)	202,295	202,295	196,206	196,206
	EARNINGS PER SHARE	0.50085	1.73001	1.18361	2.50287
	LOSS PER SHARE	0	0	0	0

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of the low-cost low-fare airline Gol Transportes Aéreos S.A. (GOL) and VRG Linhas Aéreas S.A. (VRG). The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe and high quality air transportation for business and leisure passengers, keeping its costs among the lowest in the industry worldwide.

On March 28, 2007, the Company announced the acquisition of 100% of VRG Linhas Aéreas S.A. (VRG). VRG operates domestic and international flights with its own brand (VARIG) offering differentiated services, incorporating the low-cost business model of GOL. On April 4, 2007, the acquisition was approved by the National Civil Aviation Agency (ANAC). The Company assumed the control of VRG operations on April 9, 2007. The acquisition of VRG is conditional upon the approval from the Brazilian Antitrust Agency (CADE).

GOL is a low-cost low-fare airline, which provides regular air transportation services among Brazilian cities and also for cities in Argentina, Bolivia, Paraguay, Uruguay, Chile and Peru. GOL’s fleet, simplified and with a single class of services, ranks among the sector’s newest and most modern, with low operating costs and high utilization and efficiency levels. At September 30, 2007 GOL operated a 74-aircraft fleet, comprising 30 Boeing 737-800, 30 Boeing 737-700 and 14 Boeing 737-300. In the third quarter of 2007, the Company maintained flights to 58 destinations (50 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay , 1 in Uruguay, 1 in Chile and 1 in Peru).

VRG is a low-cost airline which provides differentiated regular air transportation services between the main economic centers of Brazil and high traffic markets in South America and Europe. VRG operates in the domestic market with a single-class of service and on long-haul international routes. VRG offers two service classes; namely, coach and business. VRG offers a mileage plan (Smiles). At September 30, 2007 VRG operated a 20-aircraft fleet, comprising 4 Boeing 767-300 and 16 Boeing 737-300. In the third quarter of 2007, the Company maintained flights to 15 destinations (9 in Brazil, 1 in Argentina, 1 in Colombia, 1 in Venezuela, 1 in Germany, 1 in France and 1 in Italy).

2. Basis of Preparation and Presentation of the Financial Statements

The Company adopted the Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA and integrates indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate Sustainability – ISE, created to differentiate entities committed to adopting differentiated corporate governance practices. The Company’s Quarterly Information includes the additional requirements of BOVESPA New Market.

The consolidated Quarterly Information was prepared in accordance with generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC (currently the National Civil Aviation Industry – ANAC) and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2006.

The consolidated financial statements as of September 30, 2007 are not comparable to the statements as of September 30, 2006, due to the acquisition of the subsidiary company VRG, consolidated as from April 9, 2007, according to the description in Note 8.

The quarterly information includes the accounts of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries Gol Transportes Aéreos S.A., VRG S.A., GTI S.A., GAC Inc. and Gol Finance.

The consolidated financial statements include VRG’s results for the period from April 9 to September 30, 2007 (174 days). VRG commenced operations on December 14, 2006 as a company with permission to provide air transportation services and due to its formation process and recent history, there is no information for the elaboration of pro-forma financial statements for previous periods for purposes of comparison.

The consolidation process of balance sheet and statement of income accounts consists on summing horizontally the balances of assets, liabilities, revenue and expense accounts, according to their nature, added to the elimination of the parent company’s participation in capital, reserve and retained earnings of subsidiaries.

As a result of VRG acquisition, Management started to adopt the following new standardized accounting practices:

a) Mileage program

VRG offers a mileage program denominated Smiles which consists on the conversion of miles accumulated by passengers when flying VRG and using the services and products bought from non-airline partners into awards. The miles issued, accumulated and not redeemed are evaluated by the additional costs and are recognized through the constitution of a provision for incremental costs accounted for as countra entry to commercial expenses.

b) Investments

The investments in subsidiaries are evaluated under the equity pickup method using the financial statements of the subsidiaries as of the same date based on accounting practices that are consistent with those adopted by the Company.

In the consolidated financial statements, goodwill arising from the acquisition of investments, based upon the expectancy of future profitability, will be amortized according to the profit accomplishment forecast, within up to ten years. The goodwill recovery analysis occurs annually based on the updated results forecasts approved by the Board of Directors.

The accounting practices adopted in Brazil differ from the accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, mainly in respect to the allocation of maintenance expenses to the statement of income, the accounting of Smiles mileage program, the accounting of acquisition of subsidiary VRG and the measurement of goodwill on the transaction and respective deferred tax effects. At September 30, 2007, the consolidated net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 171,344 higher (R$ 192,445 higher at June 30, 2007) due to these differences and the respective tax effects in comparison with net income under USGAAP. At the same date, consolidated shareholders’ equity presented in the Company’s Quarterly Information as per Brazilian Corporation Law was R$ 41,427 higher (R$ 37,866 higher at June 30, 2007) mainly due to goodwill on VRG acquisition, gains on aircraft sale and leaseback transactions, the accumulated difference on maintenance expenses allocation and respective tax effects, as well as the recording of stock options granted to executives and employees. There are also differences in the classification of assets, liabilities, statement of income and cash flow items.

The Quarterly Information includes in Exhibit I, as supplementary information, the statement of cash flow – prepared by the indirect method, from accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors and in Exhibit II the statement of added value – prepared in accordance with the Brazilian Accounting Standards, supplemented by orientation and recommendations of the Brazilian Securities and Exchange Commission – CVM.

3. Cash and Cash Equivalents and Short-term Investments

	Parent Company		Consolidated

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Current:
Cash and cash equivalents
Cash and banks	302	109	95,425	211,966
Financial investments	134,714	131,121	755,074	633,001

	135,016	131,230	850,499	844,967

Short-term investments
Bank Deposits Certificates – CDB	57,191	138,270	128,395	141,806
Government securities	104,588	38,820	112,289	39,676
Fixed income investments overseas	-	-	450,995	732,694

	161,779	177,090	691,679	914,176

Total cash, cash equivalents and short-term
investments	296,795	308,320	1,542,178	1,759,143

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of exclusive investment fund quotas, constituted as mutual funds with indefinite terms and with tax neutrality, resulting in benefits to their quota holders. Investments in investment funds have daily liquidity. The exclusive funds portfolio management is carried out by external managers who follow the investment policies established by the Company. Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brazil – BACEN, these investments are classified as trading securities, appraised at market value, whose earnings are reflected in financial income.

Financial investments in CDB’s (Bank Deposit Certificates) have an average remuneration, net of taxes, of approximately 0.89% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized income.

Fixed income investments overseas of subsidiaries refer to securities issued by international banks (“time deposits” and swaps) that jointly have interest yield of approximately 0.84% per month, government securities issued by the Austrian Government held by Gol Transportes Aéreos S.A. that have interest yield, net of taxes, of 0.68% per month and government securities issued by the U.S. Government (T-Bills).

Investment funds take part in operations comprising financial derivative instruments. The value of financial investments linked to guarantees of these instruments was R$ 10,175 as of September 30, 2007 (R$ 18,174 as of June 30, 2007). Information concerning risk management policies and the positions of open derivative financial instruments are detailed in Note 19.

4. Accounts Receivable

	Consolidated

	09.30.2007	06.30.2007

Credit Card Companies	562,961	557,009
Travel Agencies	201,139	129,750
Voe Facil Program	50,898	60,005
Cargo Agencies	9,930	10,458
Other	15,875	21,572

	840,803	778,794
Allowance for doubtful accounts	(20,367)	(15,767)

	820,436	763,027

The variation in the allowance for doubtful accounts is as follows:

	Consolidated

	09.30.2007	06.30.2007

Balances at the beginning of the period	15,767	13,483
Additions	5,597	3,784
Recoveries	(997)	(1,500)

Balance at the end of the period	20,367	15,767

The ageing of the accounts receivable is as follows:

	Consolidated

	09.30.2007	06.30.2007

Not past-due	783,641	698,244
Past-due for less than 30 days	12,730	39,290
Past-due for 31 to 60 days	6,368	15,374
Past-due for 61 to 90 days	8,468	3,850
Past-due for 91 to 180 days	15,714	10,724
Past-due for 181 to 360 days	5,465	3,332
Past-due for more than 360 days	8,417	7,980

	840,803	778,794

According to Note 10, at September 30, 2007, R$ 21,849 (R$ 19,862 at June 30, 2007) of accounts receivables from credit card companies are related to borrowing contract guarantees.

5. Income Tax and Social Contribution

Carryforwards	Parent Company		Consolidated

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

PIS and Cofins credits	-	26	1,165	1,665
ICMS credits	-	-	4,032	1,926
Prepayment of IRPJ and CSSL	8,142	7,496	18,646	31,400
IRRF on financial investments	7,129	6,996	7,579	7,351
Government tax retentions	-	-	12,924	8,764
Value-added tax recoverable	-	-	6,425	5,679
Others	5,078	3,437	6,231	4,568

	20,349	17,955	57,002	61,353

Deferred income tax and social	Parent Company		Consolidated

contribution tax	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Accumulated income and social
contribution tax losses	38,283	27,608	120,158	81,688
Tax credits arising from
merger	-	-	9,243	10,702
Temporary differences	-	-	190,041	197,998

	38,283	27,608	319,442	290,388

	58,632	45,563	376,444	351,741

Short-term	(21,531)	(45,563)	(90,236)	(67,190)

Long-term	37,101	-	286,208	284,551

Tax credits resulting from income and social contribution tax losses and temporary differences were recorded based on expected generation of future taxable income by the parent company and its subsidiaries, observing legal limitations. As further detailed, the forecast of the generation of future taxable income technically prepared and supported by the Company and its subsidiaries business plans indicate existence of taxable income sufficient for the realization of deferred tax credits.

The tax credits of the recently acquired subsidiary VRG were valued considering future earnings forecasts, prepared under the responsibility of the new Management and based on independent specialist’s studies and financial, economic and business assumptions that consider the financial and operational turnarounds.

Forecasted realization	2008	2009	2010	2011	2012	2013	Total

Parent Company	1,183	2,883	4,202	5,512	7,453	17,050	38,283
GOL	5,837	22,510	-	-	-	-	28,347
VRG	26,214	49,184	53,326	58,089	62,659	3,340	252,812

Consolidated	33,234	74,577	57,528	63,601	70,112	20,390	319,442

The reconciliation of income tax and social contribution expenses, calculated by applying combined statutory tax rates with amounts presented in the statement of income, is set forth below:

	Parent Company		Consolidated

Description	09.30.2007	09.30.2006	09.30.2007	09.30.2006

Income before income tax and social
contribution	184,412	418,052	(36,664)	610,292
Interest on shareholders’ equity	106,495	-	106,495	-

Adjusted income before income tax and
social contribution	290,907	418,052	68,831	610,292
Combined tax rate	34%	34%	34%	34%
Income tax and social contribution at
combined tax rate	(98,908)	(142,138)	(23,743)	(207,499)
Adjustments for effective rate calculation:
Equity accounting	56,194	117,608	-	-
Benefits of deferred income tax and social
contribution calculation of subsidiaries	-	-	270,887	-
Nondeductible expenses of subsidiaries	-	-	(51,442)	-
Other permanent additions and
exclusions	13,667	610	(3,673)	(8,661)
Interest on shareholders’ equity tax effect	36,208	-	36,208	-

Income tax and social contribution income
(expense)	7,161	(23,920)	228,237	(216,160)

Effective rate	-	5.7%	-	35.4%

Current income tax and social contribution	-	-	(42,650)	(215,946)
Deferred income tax and social contribution	7,161	(23,920)	270,887	(214)

	7,161	(23,920)	228,237	(216,160)

6. Inventories

	Consolidated

	09.30.2007	06.30.2007

Consumable materials	18,187	5,581
Parts and maintenance material	101,515	86,669
Prepayments to suppliers	69,392	42,227
Imports in transit	22,338	5,255
Other	6,301	6,198

	217,733	145,930

7. Escrow Deposits

	Consolidated

	09.30.2007	06.30.2007

Escrow deposits for aircraft leasing
contracts	80,269	54,430
IATA (International Air Transport Association) deposits	99,078	-
Other deposits	19,199	38,819

	198,546	93,249

8. Investments in Subsidiaries

	Parent Company		Consolidated

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Gol Transportes Aéreos S.A.	735,627	708,214	-	-
GTI S.A.	710,780	711,258	-	-
GAC Inc.	538,365	554,566	-	-
Gol Finance	(5,818)	(5,250)	-	-
Goodwill on VRG acquisition	-	-	812,851	787,786
Others	-	-	2,190	2,190

	1,978,954	1,968,788	815,041	789,976

On March 28, 2007, the Company, through its subsidiary GTI S.A., acquired 100% of the shares of VRG Linhas Aéreas S.A. (VRG) for R$ 568,263, of which R$ 200,412 were paid in national currency and R$ 367,851 were paid through the issue of Company shares. The Company assumed control of the operations of VRG on April 9, 2007. The net assets acquired, reflecting the adjustments made to equalize the accounting practices of the parent company and the identified adjustments in the period are represented by a capital deficiency of R$437,383 (R$ 412,318 at June 30, 2007) .

The goodwill originally determined was adjusted due to the adjustments to net assets acquired and amounts to R$ 812,851, excluding capitalizable credits resulting from VRG acquisition, in the amount of R$ 192,795. The goodwill is based on expected future profits supported by technical studies of independent specialists taking into account economic and financial assumptions and will be amortized in proportion to expected benefits.

As part of the acquisition, the subsidiary GTI S.A. assumed the obligations relating to the invitation to the public auction for the judicial sale of the Varig Productive Unit (UPV) performed on July 20, 2006 by the 1st Business Court of the Capital of the State of Rio de Janeiro, in which VRG originated.

The September 30, 2007 Condensed Balance Sheet and the Condensed Statements of Income for the period from April 9, 2007 to September 30, 2007 of subsidiary VRG Linhas Aéreas S.A. are presented below:

Condensed Balance Sheets
	09.30.2007	06.30.2007

Current assets	831,217	871,296
Non-current assets	402,823	246,924

Total assets	1,234,040	1,118,220

Current liabilities	441,984	391,811
Non-current liabilities	986,734	896,005

Total liabilities	1,428,718	1,287,816

Shareholders’ equity (capital deficiency)	(194,678)	(169,596)

Total liabilities and shareholders’ equity (capital deficiency)	1,234,040	1,118,220

Condensed Statements of Income	04.09.2007	04.09.2007
	to	to
	09.30.2007	06.30.2007

Gross operating revenue	389,795	187,647
Income taxes and contributions	(7,758)	(6,874)

Net operating revenue	382,037	180,773

Cost of services rendered	(456,920)	(247,939)

Gross loss	(74,883)	(67,166)

Operating expenses	(36,351)	(26,726)

Operating loss	(111,234)	(93,892)

Deferred income tax and social contribution	252,808	235,121

Net income for the period	141,574	141,229

The changes in investments for the nine-month period ended September 30, 2007, are presented below:

	Gol
	Transportes	GAC	Gol	GTI	Total of
	Aéreos S.A.	Inc.	Finance	S.A.	investments

		478,53
Balance at December 31, 2006	700,692	7	-	-	1,179,229
Capital increase	-	-	-	62,148	62,148
Equity accounting	51,945	28,992	(4,255)	-	76,682
Unrealized hedge results	8,302	-	-	-	8,302
Dividends paid	(11,386)	-	-	-	(11,386)

		507,52
Balance at March 31, 2007	749,553	9	(4,255)	62,148	1,314,975

				507,00
Capital increase	-	-	-	0	507,000
				142,06
Equity accounting	(46,506)	46,428	(995)	7	140,993
Unrealized hedge results	5,167	609	-	44	5,820

		554,56		711,25
Balance at June 30, 2007	708,214	6	(5,250)	9	1,968,788

Equity accounting	23,718	(5,114)	(568)	(118)	17,918
Exchange rate variation on		(10,47
overseas investments	-	8)	-	-	(10,478)
Unrealized hedge results	(5,162)	(609)	-	(361)	(6,132)
Dividends	8,857	-	-	-	8,857

Balance at September 30, 2007	735,627	538,365	(5,818)	710,780	1,978,954

The relevant information about direct and indirect subsidiaries as of September 30, 2007, is presented below:

	Total owned	Participation	Capital		Net income (loss)
Subsidiaries	shares	%	stock	Equity	of subsidiaries

Direct
Gol Transportes Aéreos S.A.	451,072,643	100	526,489	735,627	29,157
GAC Inc.	1	100	-	538,365	70,306
Gol Finance	1	100	-	(5,818)	(5,818)
GTI S.A.	800,000	100	169,148	710,780	141,948

Indirect
VRG Linhas Aéreas S.A.	307,395,493	100	307,395	(194,678)	141,574

As part of VRG acquisition process, on April 9, 2007, the Company increased capital in the subsidiary GTI S.A in the amount of R$ 507,000 composed of a capital increase in national currency of R$ 107,000 and R$ 400,000 paid in shares issued by the Company that were destined to a capital reserve.

9. Property, Plant and Equipment

		Consolidated

		09.30.2007			06.30.2007

	Depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Replacement part kits	20%	365,330	(139,586)	225,744	205,081
Aircraft	13%	184,139	(27,857)	156,282	95,351
Spare engines	20%	101,914	-	101,914	88,333
Tools	10%	7,669	(1,026)	6,643	6,051
Aircraft and safety
equipment	20%	1,174	(335)	839	746

		660,226	(168,804)	491,422	395,562
Property, plant and
equipment in service
Work in progress	-	37,764	-	37,764	22,088
Maintenance Center	7.27%	36,893	(2,617)	34,276	34,860
Software licenses	20%	34,642	(13,657)	20,985	14,524
Computers and peripherals	20%	18,173	(6,963)	11,210	11,025
Machinery and equipment	10%	14,223	(2,163)	12,060	11,893
Furniture and fixtures	10%	10,960	(2,322)	8,638	8,369
Vehicles	20%	5,404	(2,017)	3,387	3,200
Leasehold improvements	4%	4,085	(2,939)	1,146	966
Facilities	10%	3,629	(630)	2,999	2,936
Communication
equipment	10%	1,605	(459)	1,146	1,189

		167,378	(33,767)	133,611	111,050

		827,604	(202,571)	625,033	506,612

Advances for aircraft
acquisition	-	410,149	-	410,149	420,092

		1,237,753	(202,571)	1,035,182	926,704

Advances for aircraft acquisition, net of returns, refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of remaining 69 Boeing 737-800 Next Generation (74 aircraft at June 30, 2007), as further explained in Note 17, and capitalized interest of R$ 25,780 are included (R$ 32,060 at June 30, 2007).

According to the Note 10, at September 30, 2007, R$ 114,931 (R$ 120,387 at June 30, 2007) of replacement part kits are related to borrowing contract guarantee.

10. Loans and Financings

	Annual	Consolidated

	interest
Current:	rate	09.30.2007	06.30.2007

Brazilian Currency
Working capital	10.75%	495,074	382,725
BNDES loan	9.15%	14,835	14,644
BDMG loan	10.18%	69	-

		509,978	397,369
Foreign Currency
IFC loan	7.24%	16,571	13,077
Interest on borrowings and financings		24,644	17,348

		41,215	30,425

Total short-term borrowings and financings		551,193	427,794

Long term:
Brazilian Currency
BDMG Loan	10.18%	14,000	-
BNDES Loan	9.15%	54,359	57,904
VRG convertible debentures	8.40%	100,000	100,000

		168,359	157,904
Foreign Currency
Bank loans	5.36%	111,936	116,004
IFC loan	7.24%	83,385	86,800

		195,321	202,804

		363,680	360.708

Senior notes	7.50%	419,760	435,015
Perpetual notes	8.75%	373,120	386,680

		792,880	821,695

Total long-term borrowings and financings		1,156,560	1,182,403

Total borrowings and financings		1,707,753	1,610,197

The long-term maturity schedules of loans, excluding the perpetual bonds, considering the 12-month period from October 1 to September 30 of each year are as follows:

						Beyond

	2009	2010	2011	2012	2013	2013	Total

Brazilian Currency:

BDMG loan
	1,867	2,800	2,800	2,800	2,800	933	14,000
BNDES loan
	14,181	14,181	14,181	11,816	-	-	54,359
VRG convertible
debentures	-	-	-	-	-	100,000	100,000

	16,048	16,981	16,981	14,616	2,800	100,933	168,359

Foreign Currency:

Bank loans
	111,936	-	-	-	-	-	111,936
IFC loan
	19,620	19,620	19,620	19,620	4,905	-	83,385
Senior notes
	-	-	-	-	-	419,760	419,760

	131,556	19,620	19,620	19,620	4,905	419,760	615,081

Total
	147,604	36,601	36,601	34,236	7,705	420,693	783,440

Perpetual notes
	-	-	-	-	-	373,120	373,120

( a ) Working Capital

At September 30, 2007, the Company maintained five short-term credit lines with three financial institutions that allow borrowings up to R$ 652,000. Four of those lines are guaranteed by promissory notes which allow borrowings of up to R$ 650,000. At September 30, 2007, the outstanding borrowings under these facilities amounted R$495,074.

( b ) Perpetual notes

On April 5, 2006, the Company, through its subsidiary Gol Finance, issued perpetual notes guaranteed by the Company and GOL. The perpetual notes are denominated in U.S. Dollar, have no fixed final maturity date and are callable at par by the Company after five years of the issuance date guaranteed by the Company. At September 30, 2007, there was R$ 373,120 (US$ 202,904 thousand) outstanding under this facility.

The Company will use the proceeds to finance the acquisition of aircraft, supplementing its own funds and bank financings guaranteed by assets obtained with the U.S. Exim Bank.

The fair value of perpetual notes, at September 30, 2007, reflecting the frequent market price oscillations of such instrument is R$ 371,400 (US$ 201,969 thousand).

( c ) Senior notes

On March 22, 2007, the Company, through its subsidiary Gol Finance, issued senior notes in the amount of R$ 463,545 (US$ 225,000 thousand) guaranteed by the Company and GOL. The senior notes mature in 2017, and bear interest rate of 7.50% p.a. which are senior unsecured debt obligations of the Company and GOL. At September 30, 2007, there was R$ 419,760 (US$ 228,267 thousand) outstanding under this facility.

The Company will use the proceeds to finance the acquisition of aircraft, supplementing its own funds and the bank financings guaranteed by assets obtained with the U.S. Exim Bank.

The fair value of senior notes, at September 30, 2007, reflecting the frequent market price oscillations of such instrument is R$ 396,445 (US$ 215,588 thousand).

( d ) Bank Loans

The Company, through its subsidiary GAC Inc., maintains a loan agreement for up to R$ 126,930 (US$ 60,000 thousand) with Credit Suisse guaranteed by promissory notes. The term of the loan is 2.7 years with annual interest rate of 3-month Libor (approximately 5.36% p.a.). At September 30, 2007, there was R$ 111,936 (US$60,871 thousand) outstanding under this facility.

( e ) Other Financings

The approved BNDES credit line was used to finance a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, the acquisition of national equipment and materials. The loan has a term of five years with interest of TJLP plus 2.65% p.a. and is guaranteed by accounts receivable from travel agencies administrators in the amount of R$ R$ 17,979 (US$ 9,777 thousand). As of September 30, 2007, there was R$ 69,194 (US$ 37,628 thousand) outstanding under this facility.

The financing with the International Finance Corporation (IFC) is being used to acquire spare parts inventories and working capital. The loan has a term of six years with interest of LIBOR plus 1.875% p.a. and will be guaranteed by spare parts with a cost of R$ 114,931 (US$ 62,500 thousand). As of September 30, 2007, there was R$ 99,956 (US$ 54,356 thousand) outstanding under this facility.

On July 4, 2007, GOL entered a long-term borrowing agreement for R$ 14,000 (US$7,330 thousand) with BDMG (the Minas Gerais Development Bank), which will be used to finance a portion of the investments and operational expenses of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with interest of IPCA plus 6% p.a. and is guaranteed by the Company by receivable accounts from travel agencies in the amount of R$ 3,870 (US$ 2,105 thousand). As of September 30, 2007, there was R$ 14,069 (US$7,651 thousand) outstanding under this facility.

( f ) VRG Convertible Debentures

As part of VRG acquisition, the subsidiary GTI S.A. became debtor of the debentures issued by VRG on January 17, 2007 with a total and nominal amount of R$ 50,000 each one, in favor of the creditors of Varig S.A. in compliance with obligations specified in the invitation to the public auction for judicial sale of the Varig Productive Unit. These will due in 10 years from the issuance date, if not converted into stocks and bear fixed interest rate of 8.4% p.a. paid monthly, and do not have any security interest. At September 30, 2007, there was R$ 100,000 (US$54,380 thousand) outstanding under this facility.

11. Provision for Contingencies

At September 30, 2007, the balance of the provision for contingencies amounts to R$38,948 (R$35,813 at June 30, 2007). The provisions for contingencies, tax obligations and respective judicial deposits are as follows:

	Consolidated

	09.30.2007			06.30.2007

	Gross	(-) Judicial	Provision,	Provision,
	provision	deposits	net	net

Labor contingencies	823	(4,830)	(4,007)	(1,847)
Civil contingencies	7,741	(7)	7,734	7,197

	8,564	(4,837)	3,727	5,350

Tax obligations	30,384	(34,964)	(4,580)	(5,752)

Total	38.948	(39.801)	(853)	(402)

	Contingencies

	Labor	Civil	Tax	Total

Balances at June 30, 2007	672	7,204	27,937	35,813
Constitution of provisions	151	537	2,447	3,135

Balances at September 30, 2007	823	7,741	30,384	38,948

a) Tax Contingencies

The Company is questioning in court VAT (ICMS) levy on aircraft and engine imports under operating lease without purchase option in transactions made with lessors headquartered in foreign countries. The Company’s Management understands that these transactions represent simple rent in view of the contractual obligation to return the asset subject matter of the contract, which will never integrate the Company’s assets. Given that there is no circulation of goods, the tax triggering event is not characterized. The estimated aggregated value of the current lawsuits considering the judicial discussion above is R$ 47,683 as of September 30, 2007 (R$ 46,386 as of June 30, 2007) monetarily adjusted and excluding charges on arrears. Management, based on the evaluation of this subject by its legal advisors and supported by case law in favor of taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the third quarter of 2007, understands that it is unlikely for the Company to lose these lawsuits. The accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require setting up a provision for losses in these circumstances.

b) Labor and civil contingencies

There were no significant changes in the provisions related to the civil and labor proceedings as compared to the disclosures in the financial statements for the year ended December 31, 2006 and in the Quarterly Information for the period ended June 30, 2007.

c) Tax obligations

The Company is judicially discussing several aspects regarding to the levy and calculation base of PIS and COFINS on its operations that were recorded as long-term tax obligations.

12. Transactions with Related Parties

GOL maintains operating agreements with associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by associated company whose agreement expires on March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M) variation.

The balances payable to the associated companies, in the amount of R$ 383 (R$ 84 at June 30, 2006) are included in the suppliers’ balance jointly with third-party operations. The amount of expenses which affected income for the quarter ended on September 30, 2007 is R$ 2,024 (R$ 1,154 for the quarter ended September 30, 2006).

At September 30, 2007 the parent company had balances receivable from the subsidiary GAC Inc. in the amount of R$ 33,581 (R$ - at June 30, 2007), R$51,391 (R$ 40,402 at June 30, 2007) from the subsidiary VRG Linhas Aéreas S.A. and R$290 (R$ 290 at June 30, 2007) from the subsidiary GTI S.A. related to intercompany loans.

13. Shareholders’ Equity

a) Capital

At June 30, 2007, the Company’s capital is represented by 107,590,792 common shares and 94,704,377 preferred shares, held as follows:

	09.30.2007			06.30.2007

	Common	Preferred	Total	Common	Preferred	Total

ASAS Fund	100.00%	34.97%	69.56%	100.00%	34.15%	69.17%
Others	-	2.82%	1.32%	-	2.82%	1.32%
Market	-	62.21%	29.12%	-	63.03%	29.51%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital at September 30, 2007 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase capital, regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, when these are placed through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided by the law. Issue of founders’ shares is prohibited under the terms of the Company’s Bylaws.

Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, being assured of dividends at least equal to those attributed to common shares.

On April 9, 2007, the Company’s Board of Directors approved a capital increase amounting up to R$ 518,100 by means of the issuance of 8,519,979 preferred shares in order to meet the obligations assumed by its subsidiary GTI S.A. in connection with the buy and sell agreement of the controlling interest in VRG Linhas Aéreas S.A.

On June 14, 2007, the Company increased its capital through the issue of 6,082,220 preferred shares, of which 6,049,185, amounting to R$ 367,851, were used to increase capital in the subsidiary GTI S.A., through constitution of a capital reserve and later transferred to third parties in connection with the buy and sell agreement of the controlling interest in VRG Linhas Aéreas S.A.

The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at September 30, 2007, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 44.44 and US$ 24.00 on the New York Stock Exchange – NYSE. The net asset value per share at September 30, 2007 was R$ 12.45 (R$ 12.61 at June 30, 2007).

b) Dividends and Interest on Equity

In accordance with the Company’s Bylaws, to the shareholders are assured of mandatory minimum dividends of 25% of the net income for the period adjusted under the terms of article 202 of Corporation Law. The Board of Directors Meeting of January 29, 2007 approved a Dividend Policy for 2007 that, without prejudice to the Company’s’ Bylaws, approved the quarterly interim distribution of dividends in the fixed amount of R$ 0.35 (thirty five cents of reais), per quarter, per common and preferred shares of the Company.

The payment of interim dividends and interest on shareholders’ equity (JSCP) referring to the third quarter of 2007, is demonstrated as below:

					Income
		R$ per lot			during
		of 100			quarter

Deliberation	Income	shares	Credit	Payment	09.30.2007

	Interest on
Board of Directors Meeting	shareholders’
on September 25, 2007	equity	18.83	09/30/2007	11/05/2007	38,094

Board of Directors Meeting
on September 25, 2007	Dividends	18.99	09/30/2007	11/05/2007	38,423

Total of dividends and interest on shareholders’ equity					76,517

Credited value per lot of 100 shares					37.82
Total shares					202,295,169

The payment of interest on shareholders’ equity will be input in mandatory minimum dividends. The calculation base for determining mandatory minimum dividends was as follows:

	09.30.2007	09.30.2006

Net income for the quarter	49,416	232,232
Legal reserve	(2,471)	(11,610)

Income base for the determination of the minimum
mandatory dividend	46,945	220,622

Mandatory minimum dividend, equivalent to 25%
of the base income	11,736	55,156

Proposed dividends and interest on shareholders’ equity:
Interest on shareholders’ equity - R$ 18.83 per lot of
100 shares (R$ 15.04 per lot of 100 shares in 2006)	38,094	29,506
Proposed dividends - R$ 18.99 per lot of 100 shares
(R$ 16.61 per lot of 100 shares in 2006)	38,423	32,592

	76,517	62,098
Income tax (IRRF)	(1,509)	(1,266)

Total, net of income tax	75,008	60,832

The changes in payable interest on shareholders’ equity and dividends at September 30, 2007 are as follows:

Balances at December 31, 2006	42,961

Dividends and interest on shareholders’ equity declared	73,716
Withholding income tax (IRRF)	(1,380)
Payment	(42,760)

Balances at March 31, 2007	72,537

Dividends and interest on shareholders’ equity declared	76,021
Withholding income tax (IRRF)	(1,282)
Payment	(70,708)

Balances at June 30, 2007	76,568

Dividends and interest on shareholders’ equity declared	76,517
Withholding income tax (IRRF)	(1,509)
Payment	(72,604)

Balances at September 30, 2007	78,972

14. Gross Revenue by Geographic Segment

The Company operates domestic and international flights. The geographic information for gross revenues, presented below, was calculated based on the passenger and cargo revenues based on the place of origin of their transportation.

	07.01.2007		01.01.2007		07.01.2006		01.01.2006
	to	%	to	%	to	%	to	%
	09.30.2007		09.30.2007		09.30.2006		09.30.2006

Brazil	1,196,748	89.5	3,297,648	91.4	1,084,062	96.3	2,811,650	96.9
International	139,716	10.5	310,743	8.6	41,629	3.7	88,503	3.1

	1,336,464	100.0	3,608,391	100.0	1,125,691	100.0	2,900,153	100.0

15. Cost of Services Rendered, Selling and Administrative Expenses

	Consolidated 3Q07

	07.01.2007					07.01.2006
	to					to
	09.30.2007					09.30.2006

	Cost of
	Services	Selling	Administrative
	Rendered	Expenses	Expenses	Total	%	Total	%

Aircraft fuel	495,170	-	-	495,170	39.1	357,711	42.2
Salaries, wages and benefits	174,404	-	25,419	199,823	15.8	111,432	13.1
Aircraft leasing	128,412	-	-	128,412	10.1	80,978	9.5
Sales and marketing	-	98,968	-	98,968	7.8	126,041	14.9
Maintenance materials and repair	97,896	-	-	97,896	7.7	41,267	4.9
Aircraft and traffic servicing	48,254	-	32,299	80,553	6.4	45,129	5.3
Landing fees	73,601	-	-	73,601	5.8	50,181	5.9
Depreciation and amortization	22,198	-	2,453	24,651	1.9	16,473	1.9
Other operating expenses	57,223	-	11,066	68,289	5.4	19,432	2.3

	1,097,158	98,968	71,237	1,267,363	100.0	848,644	100.0

	Consolidated Accumulated 2007

	01.01.2007					01.01.2006
	to					to
	09.30.2007					09.30.2006

	Cost of
	Services	Sales	Administrative
	Rendered	Expenses	Expenses	Total	%	Total	%

Aircraft fuel	1,352,661	-	-	1,352,661	38.6	895,773	40.0
Salaries, wages and benefits	444,441	-	64,777	509,218	14.5	280,383	12.5
Aircraft leasing	396,612	-	-	396,612	11.3	220,907	9.9
Sales and marketing	-	261,332	-	261,332	7.5	329,001	14.7
Aircraft and traffic servicing	153,931	-	84,503	238,434	6.8	117,310	5.2
Maintenance materials and repair	220,646	-	-	220,646	6.3	101,479	4.5
Landing fees	198,862	-	-	198,862	5.7	112,190	5.0
Depreciation and amortization	60,188	-	6,622	66,810	1.9	44,149	2.0
Other operating expenses	234,024	-	26,513	260,537	7.4	140,263	6.2

	3,061,365	261,332	182,415	3,505,112	100.0	2,241,455	100.0

At September 30, 2007, aircraft fuel expenses include R$ 10,210 (US$ 5,552) of gains, arising from results with derivatives represented by fuel hedge contract results expired in the period and measured as effective to hedge the expenses against fuel price fluctuations.

16. Net Financial Income

	Parent Company		Consolidated

	07.01.2007	01.01.2007	07.01.2007	01.01.2007
	to	to	to	to
	09.30.2007	09.30.2007	09.30.2007	09.30.2007

Financial Expenses:
Interest on loans	-	(2)	(43,212)	(110,122)
Foreign exchange variations on liabilities	(39,186)	(77,026)	(30,069)	(49,023)
Losses on financial instruments	(413)	(413)	(10,465)	(39,665)
CPMF tax	(90)	(1,595)	(2,851)	(10,289)
Monetary variations on liabilities	-	-	(859)	(2,304)
Others	33	(81)	(25,073)	(47,078)

	(39,656)	(79,117)	(112,529)	(258,481)

Financial income:
Interest and gains on financial investments	38	45	12,922	75,654
Foreign exchange variations on assets	33,074	60,503	50,411	95,659
Gains on financial instruments	8,014	35,632	49,119	147,872
Capitalized interest	-	-	4,174	12,880
Interest on shareholders’ equity	10,948	33,721	-	-
Monetary variations on assets	649	1,510	1,439	4,875
Others	4,449	7,807	11,452	19,235

	57,172	139,218	129,517	356,175

Net financial income before interest on
shareholders’ equity	17,516	60,101	16,988	97,694

Interest on shareholders’ equity	(38,095)	(106,495)	(38,095)	(106,495)

Net financial expense	(20,579)	(46,394)	(21,107)	(8,801)

	Parent Company		Consolidated

	07.01.2006	01.01.2006	07.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2006	09.30.2006	09.30.2006

Financial Expenses:
Interest on loans	-	-	(24,497)	(51,409)
Foreign exchange variations on liabilities	(1,150)	-	-	(24,468)
Losses on financial instruments	-	-	(3,933)	(5,642)
CPMF tax	(120)	(1,620)	(3,303)	(10,444)
Monetary variations on liabilities	-	-	(1,059)	(2,446)
Others	(29)	(240)	(2,092)	(4,352)

	(1,299)	(1,860)	(34,884)	(98,761)

Financial income:
Interest and gains on financial investments	-	390	16,943	35,499
Foreign exchange variations on assets	6,268	-	3,810	23,881
Gains on financial instruments	16,709	38,084	26,219	95,485
Capitalized interest	-	-	9,149	16,854
Monetary variations on assets	-	-	2,277	3,750
Others	-	-	6,660	6,853

	22,977	38,474	65,058	182,322

Net financial income before interest on
shareholders’ equity	21,678	36,614	30,174	83,561

Interest on shareholders’ equity	(29,504)	(96,947)	(29,504)	(96,947)

Net financial expense	(7,826)	(60,333)	670	(13,386)

17. Commitments

The Company and its subsidiaries lease operating aircraft and rent airport terminals, other airport facilities, offices and other equipment. At September 30, 2007, the Company and its subsidiaries maintained operational lease agreements on 94 aircraft, being 74 from GOL and 20 from VRG (69 aircraft from GOL and 19 from VRG at June 30, 2006), with expiration dates from 2007 to 2019.

The current and long-term debt obligations, due to operating lease contracts and aircraft purchase commitments considering the 12-month period from October 1 to September 30 of each year are demonstrated as below:

						Beyond
	2008	2009	2010	2011	2012	2012	Total

Operating lease
commitments (1)
	483,706	412,663	331,992	292,230	238,396	731,259	2,490,246
Pre-delivery deposits (2)
	184,608	266,875	281,043	275,537	120,397	-	1,128,460
Aircraft purchase
commitments (3)
	1,848,574	1,415,390	2,377,374	1,759,443	1,676,919	-	9,077,700

Total
	2,516,888	2,094,928	2,990,409	2,327,210	2,035,712	731,259	12,696,406

(1) The future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 54,352 (US$29,957 thousand) for aircraft leasing contracts guarantee and R$ 133,629 (US$72,668 thousand) for maintenance of leased assets guarantee.

(2) The Company has been making payments arising from the construction phase for aircraft acquisitions using own proceeds from share offerings, loans and supplier financing.

(3) The Company has a purchase contract with Boeing for the acquisition of Boeing 737-800 Next Generation aircraft. On September 30, 2007, there were 69 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 9,078 million (corresponding to approximately US$ 4,936 million) based on the aircraft list price, including estimated amounts for contractual price escalations and pre-delivery deposits during the phase of the aircraft construction. The commitments arising from the aircraft acquisition do not include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim), corresponding to approximately 85% of the total cost of the aircraft.

18. Employees

The Company keeps a profit sharing plan and stock option plans. The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company’s, its business units and individual performance goals. At September 30, 2007, considering that the goals established by the Company were not accomplished, no provisions had been accrued.

At December 31, 2006, the Board of Directors, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 113,379 options for the purchase of the Company’s preferred shares at the price of R$ 65.85 per share.

The transactions are summarized below:

	Quantity of	Weighted average
	Stock options	price for the year

Outstanding at December 31, 2006	187,234	40.65
Granted	113,379	65.85
Exercised	(5,823)	37.13

Outstanding at March 31, 2007	294,790	50.44
Granted	-	-
Exercised	-	-

Outstanding at June 30, 2007	294,790	50.44
Granted	-	-
Exercised	660	33,06

Outstanding at September 30, 2007	294,130	50,48

Quantity of options to be exercised at December 31, 2005	158,353	6.50
Quantity of options to be exercised at December 31, 2006	17,484	33.06
Quantity of options to be exercised at March 31, 2007	49,109	38.51
Quantity of options to be exercised at June 30, 2007	49,109	38.51
Quantity of options to be exercised at September 30, 2007	48,449	38.59

The weighted average fair values on the granting dates of the stock options, at September 30, 2007 and June 30, 2007, were R$ 24.30 and R$ 25.47 respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 2.50 % dividend payment, an estimated volatility of 40.45%, a weighted average risk free rate of 11.53 % and average maturity of 3.36 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the fair value on the date of the options granting, the income of the third quarter of 2007 would have been R$ 381 lower (R$ 275 in the third quarter of 2006 and R$ 3,239 in the year of 2006).

The exercise price range and the remaining weighted average maturity of the outstanding options, as well as the exercise price range for the options to be exercised at September 30, 2007 are summarized below:

Outstanding Options				Options to be exercised

	Quantity of	Remaining		Quantity of
	outstanding	weighted	Weighted	options to be	Weighted
Exercise price	options at	average	average	exercised	average
range	09.30.2007	maturity	exercise price	09.30.2007	exercise price

33.06	82,094	2.25	33.06	29,644	33.06
47.30	98,657	3.25	47.30	18,805	47.30
65.85	113,379	4.25	65.85	-	65.85

33.06 – 65.85	294,130	3.36	50.48	48,449	38.59

19. Financial Derivative Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, since its revenues are generated in Reais and the Company has significant commitments in U.S. dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its subsidiary GOL are quota holders are used as means for the risk coverage contracting according to the Company’s risk management policies.

Airlines are exposed to aircraft fuel price change effects. Aircraft fuel consumption in the third quarter of 2007 and 2006 represented approximately 39.1% and 42.4% of the Company’s operating, selling and administrative expenses, respectively. To manage these risks, the Company periodically uses futures contracts, swaps and oil and oil-products options to manage those risks. The subject matter of fuel hedge are fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices have been highly related to aircraft fuel prices, which makes oil derivatives effective in hedging oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The futures contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

The Company also engages in financial derivative instruments agreements contracted with first-tier banks for cash management purposes. The financial derivative instruments are composed of synthetic fixed income option agreements and swap contracts to obtain the Brazilian overnight deposit rate for investments in securities with fixed-rates or denominated in U.S. Dollars.

a) Fuel price risk

The Company’s derivatives contracts, at September 30, 2007, are summarized as follows (in thousands, except otherwise indicated):

	09.30.2007	06.30.2007

Fair value of derivative financial instruments at the end of the
period	R$ 18,703	R$ 19,526
Average term (months)	2	4
Hedged volume (barrels)	1,771,800	2,011,000

Period ended September 30:	2007	2006

Gains with hedge effectiveness recognized as aircraft fuel
expenses	R$ 10,210	R$ 0
Gains (Loss) with hedge ineffectiveness recognized as financial
income	R$ 5,716	R$ (322)
Current percentage of hedged consumption (during the quarter)	53%	85%

The Company utilizes financial derivative instruments for short and long-term time frames and holds position for future months. On September 30, 2007 the Company currently had a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 37%, 7% and 6% of its jet fuel requirements for the fourth quarter of 2007, first and second quarters of 2008, respectively, at average oil equivalent prices of approximately US$ 75.5, US$ 62.6 and US$ 62.9 per barrel, respectively.

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 125% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized in the statement of income adjusting aircraft fuel expenses. The Company is exposed to the risk that periodic changes in the fair value of derivative instruments contracted will not be effective to offset fuel price variations, or that unrealized gains or losses of derivative instruments contracted will no longer qualify for being maintained in shareholders’ equity. As financial derivative instruments become ineffective, the agreements are recognized in the statement of income for the period.

Ineffectiveness is inherent in hedging jet fuel with derivative instruments based on other oil related commodities, especially given the recent volatility in the prices of oil refined products. When the Company determines that specific hedges will not regain effectiveness in the time period remaining until settlement, any changes in fair value of the derivative instruments are recognized in the statement of income for the period in which the change occurs.

During the quarter ended September 30, 2007, the Company recognized R$10,210 (US$ 5,552 thousand) of additional gains in fuel expenses, net, related to the effectiveness of its hedges and R$ (328) (US$(178) thousand) of additional loss in financial income (expenses), net, related to the ineffectiveness of its hedges and losses in accounting of certain hedge instruments. The Company also recognized R$ 6,044 (US$ 3,287 thousand) related to gains within the ineffective portion of the contracted hedges for future periods. As of September 30, 2007 there was an unrealized fuel hedge gain of R$ 12,174 (US$ 6,620 thousand) referring to the effective portion of the contracted hedges for future periods recorded in shareholders’ equity. During the period, there were no derivative transactions not designated as hedges.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

Market risk factor: Jet fuel price
Exchange market
Future contracts bought
	4Q07	1Q08	2Q08	Total

Nominal volume in barrels (thousands)	1,298	234	240	1,772
Nominal volume in liters (thousands)	205,084	36,972	37,920	279,976

Future agreed rate per barrel
(USD)*	75.48	62.63	62.88	67.72

Total in Reais **	180,161	26,948	27,749	234,857

*	Weighted average between the strikes of the collars and callspreads.
**	The exchange rate at 09/30/2007 was R$ 1.8389/ US$ 1.00

b) Exchange rate risk

At September 30, 2007 the main assets and liabilities denominated in foreign currency recorded in the balance sheet are related to aircraft leasing and acquisition operations.

The Company’s foreign exchange exposure at September 30, 2007 and June 30, 2007 is set forth below:

	Consolidated

	09.30.2007	06.30.2007

Assets
Cash, cash equivalents and financial investments	1,407,567	1,217,681
Deposits for aircraft leasing contracts	182,984	240,316
Prepaid leasing expenses	30,991	20,630
Others	57,631	46,668

	1,679,173	1,525,295
Liabilities
Foreign suppliers	43,425	37,806
Operating leases payable	11,695	13,582

	55,120	51,388

Foreign exchange exposure in R$	1,624,053	1,473,907

Total foreign exchange exposure in US$	883,165	765,189

Obligations not recorded in the balance sheet
Future obligations in US$ arising from operating
lease agreements	2,490,246	2,230,154
Future obligations in US$ arising from firm orders
for aircraft purchase	9,077,700	10,150,048

	11,567,946	12,380,202

Total foreign exchange exposure in R$	13,191,999	13,854,109

Total foreign exchange exposure in US$	7,173,853	7,192,456

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with U.S. Dollar futures contracts and U.S. Dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expense accounts that are the subject matter of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

Company’s Management believes that the derivatives it uses are extremely correlated to the U.S. Dollar/Real foreign exchange rate variation in order to provide short-term hedge against foreign exchange rate changes. The Company classifies hedge for exposure to U.S. Dollar variations as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period in which the estimated expenses which are the subject matter of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Income or Expenses until the period the hedged item is recognized, when they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial income or expense. The U.S. Dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term financial derivative instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	09.30.2007	06.30.2007

Fair value of financial derivative instruments at period end	R$ (10)	R$ 916
Longest remaining term (months)	3	6
Hedged volume	R$ 287,788	R$ 355,480

Period ended September 30:	2007	2006

Hedge effectiveness losses recognized in operating expenses	R$ (459)	R$ (6,655)
Hedge ineffectiveness losses recognized in financial expenses	R$ (2,621)	R$ (1,560)
Percentage of expenses hedged during the quarter	50%	52%

At September 30, 2007, the unrealized losses measured as effective and recorded in shareholders’ equity totaled R$ (5,808) (US$ (3,158) thousand).

Market risk factor: Exchange rate
Exchange market
Future agreements bought

	4Q07	Total

Nominal value in U.S. Dollars	156,500	156,500
Future agreed rate	2.16	2.16

Total in Reais	337,311	337,311

c) Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amounts by its counterparties in the derivative operations is not material.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of operating lease agreements. In the quarter ended September 30, 2007, the Company contracted derivatives to protect itself from interest rate oscillations of its aircraft leasing contracts. At September 30, 2007, the contracts value amounted to R$ 325,485 (US$177 million) whose maximum term is 7 years. At September 30, 2007, the Company recognized R$ 613 (US$ 333 thousand) of net gains in financial income. The fair value changes are recognized in the period as financial income (expense). These financial instruments were not considered hedge.

The Company’s results are affected by changes in the interest rates in Brazil, on financial investments, short-term investments, liabilities in reais and assets and liabilities denominated in US dollars, due to the impact of such changes on the market value of financial derivative instruments conducted in Brazil, on the market value of prefixed securities in reais and on the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself against domestic interest rate impacts on the prefixed portion of its investments. At September 30, 2007, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 120,600 with periods of up to 7 months, with a fair market value of R$ (15), corresponding to the last owed or receivable adjustment, already determined and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial income in the same period they occur.

e) Derivative contracts applied in cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered in the Brazilian CETIP clearing house with the objective of investing cash at fixed rates. As of September 30, 2007, the total amount invested in boxes was R$ 82,040 with average term of 195 days. The Company utilizes swap contracts with first-tier banks to change the remuneration of part of its short term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rates to a percentage of the CDI and investments in U.S. Dollar denominated securities are swapped from U.S. Dollar based remuneration to Reais plus a percentage of CDI rate. As of September 30, 2007, the notional amount of fixed-rate swaps to CDI was R$ 80,000 with a fair value of R$ 142; and the notional amount of currency swaps to CDI was R$174,695 with a fair value or R$ 27,381. The changes in fair value of these swaps are reflected in the statement of income for the period of change.

20. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. At September 30, 2007 the insurance coverage, by nature, considering GOL’s and VRG’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$ (000)	US$(000)

Warranty – Hull	5,036,183	2,738,693
Civil Liability per occurrence/aircraft	3,218,075	1,750,000
Warranty – Hull/War	5,036,183	2,738,693
Inventories	358,586	195,000

By means of Law No 10744, dated October 09, 2003, the Brazilian government undertook to supplement possible civil liability expenses before third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL and VRG may be demanded, for the amounts that exceed the insurance policy limit effective at September 10, 2001, limited to the equivalent in reais to one billion U.S. Dollar.

21. Subsequent Events

On October 15, 2007, GOL concluded a committed aircraft pre-delivery payments (“PDP”) loan facility in the amount of R$ 560,418 (corresponding to US$ 310 millions), with 8 international banks, for all of its 21 Boeing 737-800 Next Generation aircraft to be delivered in 2008 and 2009. On October 15, 2007, there was disbursement of R$ 273,592 for payment of obligations with Boeing (corresponding to US$ 151 million) and the remaining is available for use in the future scheduled disbursements. The loan has a term of 1.6 years with interest of LIBOR plus 0.5% p.a. and is guaranteed by the purchase contract of the 21 aircraft and by GOL.

04.01 – NOTES TO THE FINANCIAL STATEMENTS

EXHIBIT I – CASH FLOW STATEMENTS

	Parent Company

	07.01.2007	07.01.2006	01.01.2007	01.01.2006
	to	to	to	to
	09.30.2007	09.30.2006	09.30.2007	09.30.2006

Net income for the period	49,416	232,232	298,068	491,079
Adjustments to reconcile net income to net cash provided by
operating activities:
Deferred income taxes	(16,241)	38,697	(7,161)	23,920
Equity accounting	(16,698)	(202,335)	(235,584)	(436,476)
Variations in operational assets and liabilities:
Prepaid expenses, taxes recoverable and other receivables	95,239	(65,650)	121,250	(67,232)
Credits with related companies	(44,570)	-	(85,262)	-
Suppliers	(77)	(475)	(161)	109
Taxes payable	(4,920)	10,189	(20,081)	(2,856)
Dividends and interest on shareholders’ equity	2,404	(28,628)	36,011	17,251
Other liabilities	(305)	35,280	(7,538)	34,508

Net cash generated by operating activities	64,248	19,310	99,542	60,303

Investing activities:
Short-term investments	15,311	(141,352)	311,387	(280,218)
Investments in permanent assets	6,532	138,342	(196,290)	468,805
Deferred charges	-	-	(274)	-

Net cash generated by (used in) investing activities	21,843	(3,010)	114,823	188,587

Financing activities:
Capital increase	23	473	2,247	2,450
Unrealized hedge result, net of taxes	(5,811)	(7,715)	8,326	(8,371)
Dividends and interest on shareholders’ equity paid,	(76,517)	(32,050)	(226,254)	(193,389)

Net cash used in financing activities	(82,305)	(39,292)	(215,681)	(199,310)

Net cash increase (decrease)	3,786	(22,992)	(1,316)	49,580
Cash and cash equivalents at the beginning of the period	131,230	109,204	136,332	36,632

Cash and cash equivalents at the end of the period	135,016	86,212	135,016	86,212

Additional information:
Interests paid for the period	-	-	(2)	-
Income tax and social contribution paid for the period	-	-	-	-
Transactions not affecting cash:
Issuance of shares for VRG acquisition	-	-	367,851	-

	Consolidated

	07.01.2007	07.01.2006	01.01.2007	01.01.2006
	to	to	to	to
	09.30.2007	09.30.2006	09.30.2007	09.30.2006

Net income for the period	49,416	232,232	298,068	491,079
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	24,651	16,472	66,810	44,149
Allowance for doubtful accounts	4,600	3,207	10,001	4,908
Capitalized interest	6,280	(5,914)	(25,780)	(32,410)
Deferred income taxes	29,008	20,766	(270,887)	214
Changes in operating assets and liabilities:
Receivables	(62,009)	(141,777)	(171,131)	(135,226)
Inventories	(71,803)	(25,359)	(132,238)	(33,736)
Credits with lessors	53,207	-	113,945	-
Prepaid expenses, taxes recoverable and other receivables	(65,244)	(139,636)	8,617	(177,640)
Suppliers	54,529	73,114	113,093	45,692
Air traffic liability	(27,176)	81,743	(32,067)	93,639
Smiles mileage program	5,128	-	(2,327)	-
Taxes payable	6,601	(3,965)	(33,102)	10,685
Payroll and related charges	23,907	13,007	55,844	31,449
Provision for contingencies	3,135	2,109	(49,518)	(1,971)
Dividends and interest on shareholders’ equity	2,404	5,078	36,011	17,251
Other liabilities	4,969	23,093	(53,890)	(32,403)

Net cash generated by (used in) operating activities	41,603	154,170	(68,551)	325,680

Investing activities:
Financial investments	222,497	(132,409)	364,061	(199,686)
Investments in permanent assets	(25,065)	56	(225,387)	(511)
Deposits for leasing contracts	(105,297)	7,630	(144,137)	(12,301)
Deferred charges	(4,048)	(678)	(24,748)	(13,175)
Property, plant and equipment acquisition includes deposits
for aircraft acquisition	(139,409)	26,385	(280,782)	(183,756)
Others	-	-	6,325	-

Net cash used in investing activities	(51,322)	(97,016)	(304,668)	(409,429)

Financing activities:
Short term borrowings	97,556	201,245	739,408	820,533
Capital increase	23	473	2,247	2,450
Unrealized hedge result, net of taxes	(5,811)	(7,715)	8,326	(8,371)
Dividends and interest on shareholders’ equity paid	(76,517)	(32,050)	(226,254)	(193,389)

Net cash generated by financing activities	15,251	161,953	523,727	621,223

Net cash increase	5,532	218,463	150,509	537,474
Cash and cash equivalents at the beginning of the period	844,967	448,315	699,990	129,304

Cash and cash equivalents at the end of the period	850,499	666,778	850,499	666,778

Additional information:
Interests paid for the period	43,212	24,497	110,122	51,409
Income tax and social contribution paid for the period	19,839	69,352	42,650	198,677
Transactions not affecting cash:
Special goodwill reserve	-	13,624	29,817	15,082
Issuance of shares for VRG acquisition	-	-	367,851	-
Goodwill on capital deficiency of VRG	25,065	-	437,383	-

EXHIBIT II– ADDED VALUE STATEMENTS

	Parent Company

	07.01.2007	07.01.2006	01.01.2007	01.01.2006
	to	to	to	to
	09.30.2007	09.30.2006	09.30.2007	09.30.2006

REVENUES
Passenger, cargo and other transportation
revenues	-	48,665	-	48,665
Allowance for doubtful accounts	-	-	-	-

INPUTS ACQUIRED FROM THIRD PARTIES
(including ICMS and IPI)
Fuel and lubricant suppliers	-	-	-	-
Material, energy, third-party services and others	(1,039)	(2,049)	(4,778)	(6,756)
Aircraft insurance	-	-	-	-
Sales and marketing	-	-	-	-

GROSS ADDED VALUE	(1,039)	46,616	(4,778)	41,909

RETENTIONS
Depreciation and amortization	-	-	-	-

NET ADDED VALUE GENERATED BY THE
COMPANY	(1,039)	46,616	(4,778)	41,909

ADDED VALUE RECEIVED IN TRANSFER
Results of equity pickup	17,909	202,335	235,584	436,476
Interest expense	(21,790)	(7,826)	(46,392)	(60,333)

TOTAL ADDED VALUE TO BE DISTRIBUTED	(4,920)	241,125	184,414	418,052
ADDED VALUE DISTRIBUTION
Employees	-	-	-	-
Government	16,241	(38,397)	7,161	(23,920)
Financing companies	-	-	(2)	-
Lessors	-	-	-	-
Shareholders	(76,517)	26,543	(226,254)	9,816
Reinvested	65,196	(229,771)	34,681	(403,948)

TOTAL DISTRIBUTED ADDED VALUE	4,920	(241,125)	(184,414)	(418,052)

	Consolidated

	07.01.2007	07.01.2006	01.01.2007	01.01.2006
	to	to	to	to
	09.30.2007	09.30.2006	09.30.2007	09.30.2006

REVENUES
Passenger, cargo and other transportation
revenues	1,336,464	1,125,689	3,608,391	2,900,153
Allowance for doubtful accounts	(4,600)	(3,207)	(20,367)	(9,798)

INPUTS ACQUIRED FROM THIRD PARTIES
(including ICMS and IPI)
Fuel and lubricant suppliers	(495,170)	(357,711)	(1,352,661)	(895,773)
Material, energy, third-party services and others	(295,232)	(112,647)	(793,559)	(365,961)
Aircraft insurance	(11,142)	(7,540)	(32,716)	(20,365)
Sales and marketing	(98,968)	(126,041)	(261,332)	(329,001)

GROSS ADDED VALUE	431,352	518,543	1,147,756	1,279,255

RETENTIONS
Depreciation and amortization	(24,651)	(16,473)	(66,810)	(44,149)

NET ADDED VALUE GENERATED BY THE
COMPANY	406,702	502,070	1,080,947	1,235,106

ADDED VALUE RECEIVED IN TRANSFER
Interest income	22,105	25,167	101,321	38,023

TOTAL ADDED VALUE TO BE DISTRIBUTED	428,806	527,237	1,182,267	1,273,129
ADDED VALUE DISTRIBUTION
Employees	(199,823)	(111,432)	(509,218)	(280,383)
Government	(36,673)	(150,105)	97,095	(326,298)
Financing companies	(43,212)	(24,497)	(110,122)	(51,409)
Lessors	(137,777)	(38,475)	(468,449)	(220,907)
Shareholders	(76,517)	17,894	(226,254)	9,816
Reinvested	65,196	(220,622)	34,681	(403,948)

TOTAL DISTRIBUTED ADDED VALUE	(428,806)	(527,237)	(1,182,267)	(1,273,129)

05.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Comments on the Company’s performance will be presented in chart 8, considering only consolidated results.

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
1	Total Assets	5,402,019	5,253,347
1.01	Current Assets	2,904,343	3,003,803
1.01.01	Cash Equivalents	1,542,175	1,759,143
1.01.01.01	Cash and Banks	850,499	844,967
1.01.01.02	Short-term Investments	691,679	914,176
1.01.02	Credits	910,672	830,217
1.01.02.01	Clients	820,436	763,027
1.01.02.01.01	Accounts Receivable	840,803	778,794
1.01.02.01.02	Allowance for Doubtful Accounts	(20,367)	(15,767)
1.01.02.02	Sundry Credits	90,236	67,190
1.01.03	Inventories	217,733	145,930
1.01.04	Others	233,760	268,513
1.01.04.01	Prepaid Expenses	85,394	92,087
1.01.04.02	Deposits for Aircraft Leasing Contracts	0	0
1.01.04.03	Credits with Leasing Companies	90,491	143,698
1.01.04.04	Other Credits and Values	57,875	32,728
1.02	Non-current Assets	2,497,676	2,249,554
1.02.01	Long-term Assets	609,491	498,950
1.02.01.01	Sundry Credits	484,754	377,800
1.02.01.01.01	Deposits for Aircraft Leasing Contracts	198,546	93,249
1.02.01.01.02	Income taxes	286,208	284,551
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	124,737	121,150
1.02.01.03.01	Credits with Leasing Companies	81,755	81,755
1.02.01.03.02	Judicial Deposits and Others	42,982	39,395
1.02.02	Permanent Assets	1,888,185	1,750,594
1.02.02.01	Investments	815,041	789,976
1.02.02.01.01	In Affiliates	0	0
1.02.02.01.02	In Affiliates – Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	815,041	789,976
1.02.02.02	Property, Plant and Equipment	1,035,182	926,704
1.02.02.03	Deferred charges	37,962	33,914

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
2	Total Liabilities	5,402,019	5,253,347
2.01	Current Liabilities	1,625,760	1,431,999
2.01.01	Loans and Financing	551,193	427,794
2.01.02	Debentures	0	0
2.01.03	Suppliers	270,721	216,192
2.01.04	Taxes, Charges and Contributions	133,943	128,876
2.01.04.01	Provision for income tax and social contribution	70,818	64,217
2.01.04.02	Airport Fees and Duties Payable	63,125	64,659
2.01.05	Dividends Payable	78,972	76,568
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	590,930	582,569
2.01.08.01	Payroll and related charges	131,507	107,600
2.01.08.02	Air traffic liabilities	341,661	368,837
2.01.08.03	Employee Profit Sharing	0	0
2.01.08.04	Mileage Program – Smiles	68,564	63,436
2.01.08.05	Accruals	0	0
2.01.08.06	Insurance Payable	0	0
2.01.08.07	Others Obligations	49,199	42,696
2.02	Non-current Liabilities	1,258,062	1,270,262
2.02.01	Long-Term Liabilities	1,258,062	1,270,262
2.02.01.01	Loans and Financing	1,156,560	1,182,403
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advances for Future Capital Increase	0	0
2.02.01.06	Others	101,502	87,859
2.02.01.06.01	Accounts Payable and Provisions	38,948	35,813
2.02.01.06.02	Others Obligations	62,554	52,046
2.02.02	Deferred Income	0	0
2.03	Minority Interest	0	0
2.04	Shareholder’s equity	2,518,197	2,551,086
2.04.01	Capital Stock	1,363,752	1,363,729
2.04.02	Capital Reserves	89,556	89,556
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit Reserves	1,064,889	1,097,801
2.04.04.01	Legal	0	0
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Realizable Profit	0	0
2.04.04.05	Profit Retention	1,060,885	1,087,986
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	4,004	9,815
2.04.04.07.01	Unrealized Hedge Result, Net	4,004	9,815
2.04.05	Accrued Profit/Loss	0	0
2.04.06	Advances for Future Capital Increase	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Gross Revenue from Sales and/or Services	1,336,464	3,608,391	1,125,689	2,900,153
3.01.01	Passenger	1,235,453	3,329,773	1,050,024	2,730,583
3.01.02	Cargo	43,469	116,188	36,088	87,925
3.01.03	Others	57,542	162,430	39,577	81,645
3.02	Gross Revenue Deductions	(51,453)	(131,142)	(42,718)	(110,138)
3.02.01	Income taxes and contributions	(51,453)	(131,142)	(42,718)	(110,138)
3.03	Net Revenue from Sales and/or Services	1,285,011	3,477,249	1,082,971	2,790,015
3.04	Cost of Goods and Services Sold	(1,097,158)	(3,061,365)	(682,380)	(1,814,962)
3.05	Gross Income	187,853	415,884	400,591	975,053
3.06	Operating Expenses/Revenue	(191,312)	(452,548)	(165,594)	(439,879)
3.06.01	Sales	(98,968)	(261,332)	(126,041)	(329,001)
3.06.02	General and Administrative	(71,237)	(182,415)	(40,223)	(97,492)
3.06.03	Financial	(21,107)	(8,801)	670	(13,386)
3.06.03.01	Financial Revenues	129,517	356,175	65,058	182,322
3.06.03.02	Financial Expenses	(150,624)	(364,976)	(64,388)	(195,708)
3.07	Operating Income	(3,459)	(36,664)	234,997	535,174
3.08	Non-Operating Income	0	0	75,118	75,118
3.08.01	Revenues	0	0	75,118	75,118
3.09	Income Before Tax/Holding	(3,459)	(36,664)	310,115	610,292
3.10	Provision for Income Tax and Social Contribution	(19,839)	(42,650)	(86,621)	(215,946)
3.11	Deferred Income Tax	34,619	270,887	(20,766)	(214)
3.12	Statutory Holding/Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	38,095	106,495	29,504	96,947
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	49,416	298,068	232,232	491,079
	No. SHARES, EX-TREASURY (in thousands)	202,295	202,295	196,206	196,206
	EARNINGS PER SHARE	0.50085	1.73001	1.18361	2.50287
	LOSS PER SHARE

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The following financial and operational information, except where indicated in the contrary, are presented in USGAAP and in Reais (R$), and the comparisons refer to the third quarter of 2006 (3Q06).

MANAGEMENT’S COMMENTS ON 3Q07 RESULTS

The third quarter of 2007 was a period of growth, consolidation and innovation. GOL’s best management practices are rationalizing VRG’s costs to GOL levels. Fuel, leasing, maintenance, commercial and IT costs were reduced further in the quarter, and a new VARIG product was developed to serve the premium passenger segment. “Our main focus was the re-launch of VRG’s international operations. With the launch of our Paris and Rome routes, the signing of six interline agreements with international carriers and the launch of the new VARIG product, we hope to make flying an enjoyable experience for both Brazilian and international passengers,” said Constantino de Oliveira Junior, GOL’s president and CEO.

The Brazilian air transportation system is returning to regular and efficient standards of operation. The Company’s top priority is the safety of its passengers and quality of its service. Following the accident at Congonhas airport in July, the Company reduced landings during peak hours by rerouting certain flights from Congonhas airport to Guarulhos airport, both in the city of São Paulo. In August, Brazilian authorities reduced operations and traffic at Congonhas airport. By the end of September, the Company had implemented adjustments to its flight network, redirecting connecting passengers through other airports and alleviating passenger traffic in the São Paulo airspace. “The implementation of measures outlined by the airlines and the government in the third quarter represent the industry’s long- term commitment to investing in infrastructure for the growth of the air passenger transportation market in Brazil,” added Oliveira.

Passengers transported in 3Q07 increased 15.7% over 3Q06. Consolidated load factor decreased 17.6 percentage points to 61.2%, mainly due to the strong demand retraction experienced in August. Even in this challenging environment, the Company maintained high aircraft utilization rates of 13.4 block hours per day, while further reducing costs and maintaining market cost leadership.

Consolidated operating costs per ASK excluding fuel decreased 7.9% to 8.69 cents (R$) year-over-year. Fuel costs per available seat kilometer (ASK) decreased 19.4% year-over-year and helped to decrease total consolidated operating cost per seat kilometer (CASK) by 12.8% to 14.23 cents (R$). Cost reductions per ASK were also driven by lower selling expenses and lower landing fees. “Our demonstrated ability to grow while continuing to reduce costs is a key success factor as we implement best practices into VRG’s operations, modernizing and standardizing the fleet, rejuvenating an 80-year old brand and increasing operating and administrative productivity,” added Richard Lark, GOL’s executive vice president and CFO.

In terms of future performance, short and medium-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of four B737-800 NG aircraft to the GTA fleet, and seven B737-800 NGs and six B767s to the VRG fleet in the third quarter of 2007 will increase 3Q07 ASKs by approximately 80%, as compared to the Company’s capacity in the same quarter of 2006. During 4Q07, GTA will return two B737-300 and VRG will return six B737-300 aircraft.

GOL remains committed to its strategy of profitable expansion based on a low-cost structure and high quality customer service. “We are very proud that 71 million passengers have chosen to fly with us, and we will continue to make every effort to offer our customers the best in air travel: new, modern aircraft, frequent flights in major markets, an ever-expanding integrated route system and the lowest fares, all of which is made possible by our dedicated team of employees who are the key to our success," stated Oliveira. “By remaining focused on our low-cost business model while continuing to grow, innovate and provide the highest quality service through both GTA and VRG, we will continue to create value for our customers, employees and shareholders.”

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 20.4% to R$1.3bn, primarily due to a 71.6% increase in capacity and the incorporation of VRG’s revenue, which generated 33.2% more revenue passenger kilometers (RPK), offset by lower yields and load factors. External factors related to events at the end of July at Congonhas airport generated a demand retraction that contributed to a load factor reduction. GOL’s consolidated RPK growth was driven by a 43.9% increase in departures and an 18.6% increase in stage length, offset by a 17.6 percentage point decrease in load factor to 61.2% . Consolidated RPKs grew 33.2% to 5,470mm and revenue passengers grew 15.7% to 5.5mm.

Average fares increased 1.1% from R$217.9 to R$220.3 and yields decreased 11.7% to 21.7 cents (R$) per passenger kilometer, mainly due to an 18.6% increase in aircraft stage length. Consolidated operating revenues per ASK (“RASK”) decreased 29.9% to R$14.6 cents in 3Q07 (compared to R$20.8 cents in 3Q06).

The 71.6% year-over-year capacity expansion, measured by ASKs, facilitated the addition of 14 new daily flight frequencies for GTA in 3Q07, as well as four new daily flight frequencies for VRG. The addition of 39.7 average operating aircraft compared to 3Q06 (from 51.3 to 91.0 average aircraft) drove the ASK increase.

GTA’s domestic market share averaged 38% and VRG’s averaged 3% during the quarter. Through its regular international flights, GTA achieved an international market share of 14% (share of Brazilian airlines flying to international destinations) in the same period. VRG’s international market share was 14%. Approximately 22.6% of consolidated RPKs were related to international passenger traffic in 3Q07.

Cargo transportation activities primarily contributed to the expansion of other operating revenues, increasing from R$72.8mm in 3Q06 to R$114.8mm in 3Q07.

OPERATING EXPENSES

Total consolidated CASK decreased 12.8% to 14.23 cents (R$), due to lower selling expenses, a reduction in fuel expenses and lower landing fees expenses per ASK. Operating expenses per ASK excluding fuel decreased by 7.9% to 8.69 cents (R$). Total operating expenses increased 49.8%, reaching R$1,272.8mm, due to higher fuel expenses, increased air traffic servicing expenses, higher maintenance expenses and the expansion of the Company’s operations (fleet and employee expansion as well as a higher volume of landing fees) and an increase in salaries, wages and benefits. The R$137.5mm increase in fuel expenses was due to an increase in fuel consumption, partially offset by a reduction in fuel price per liter in 3Q07. Breakeven load factor decreased two percentage points to 59.8% versus 61.8% in 3Q06.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 3Q07, 3Q06 and 2Q07 is as follows:

Operating Expenses (R$ cents / ASK)
	3Q07	3Q06	% Chg.	2Q07	% Chg.
Aircraft fuel	5.54	6.87	-19.4%	5.62	-1.4%
Salaries, wages and benefits	2.24	2.14	4.7%	2.02	10.9%
Aircraft rent	1.56	1.30	20.0%	1.54	1.3%
Sales and marketing	1.11	2.42	-54.1%	0.97	14.4%
Landing fees	0.82	0.96	-14.6%	0.80	2.5%
Aircraft and traffic servicing	0.90	0.87	3.4%	1.13	-20.4%
Maintenance, materials and repairs	1.09	0.61	78.7%	0.87	25.3%
Depreciation	0.26	0.32	-18.8%	0.33	-21.2%
Other operating expenses	0.71	0.82	-13.4%	0.82	-13.4%

Total operating expenses	14.23	16.31	-12.8%	14.10	0.9%

Operating expenses ex- fuel	8.69	9.44	-7.9%	8.48	2.5%

Operating Expenses (R$ million)
	3Q07	3Q06	% Chg.	2Q07	% Chg.
Aircraft fuel	495.2	357.7	38.4%	496.2	-0.2%
Salaries, wages and benefits	200.2	111.7	79.2%	178.1	12.4%
Aircraft rent	139.5	67.5	106.7%	136.1	2.5%
Sales and marketing	99.1	126.0	-21.4%	85.8	15.5%
Landing fees	73.6	50.2	46.6%	70.3	4.7%
Aircraft and traffic servicing	80.5	45.1	78.5%	100.0	-19.5%
Maintenance, materials and repairs	97.9	32.0	206.0%	76.5	28.0%
Depreciation	23.1	16.7	38.3%	29.5	-21.7%
Other operating expenses	63.7	42.9	48.5%	72.5	-12.1%

Total operating expenses	1,272.8	849.9	49.8%	1,245.0	2.2%

Operating expenses ex- fuel	777.6	492.2	58.0%	748.8	3.9%

Aircraft fuel expenses per ASK decreased 19.4% over 3Q06 to 5.54 cents (R$), mainly due to lower fuel prices per liter and a proportionally more fuel efficient fleet (additional larger, winglet-equipped aircraft in the fleet) partially offset by an increase in fuel consumption. The decrease in average fuel price per liter versus 3Q06 was primarily due to an increase in international flights (with lower taxes on fuel) and an 11.5% Brazilian Real appreciation against the U.S. Dollar, partially offset by increases of 6.8% in international crude oil (WTI) prices and 5.6% in Gulf Coast jet fuel prices (factors influencing the determination of Brazilian jet fuel prices). The Company has hedged approximately 37%, 7% and 6% of its fuel requirements for 4Q07, 1Q08 and 2Q08, respectively.

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 4.7% to 2.24 cents (R$) in 3Q07 -- primarily due to a 5% cost of living increase on salaries in December 2006 and a 79.4% increase in the number of full-time equivalent employees to 14,436 -- related to planned 3Q07 and 4Q07 capacity expansion and internalization of call center employees, partially offset by higher productivity per ASK in the quarter.

Aircraft rent per ASK increased 20.0% to 1.56 cents (R$) in 3Q07, primarily due to a lower aircraft utilization rate (6.3% less block hours per day) resulting from airport closings, flight delays and cancellations that affected the Brazilian air transportation industry during 3Q07, partially offset by an 11.5% Brazilian Real appreciation against the U.S. Dollar.

Sales and marketing expenses per ASK decreased 54.1% to 1.11 cents (R$) due to reductions in percentage of commission paid to travel agencies that took effect in January 2007, and a reduction in marketing and advertising expenses. During the quarter, GTA booked a majority of its ticket sales through a combination of its website (78.6%) and its call center (9.7%) . VRG booked 8% of its sales on the web since the re-launch of its website on October 23.

Landing fees per ASK decreased 14.6% to 0.82 cents (R$), due to an 18.6% increase in average stage length, partially offset by an increase in landings at international airports (with higher tariffs).

Aircraft and traffic servicing expenses per ASK increased 3.4% to 0.90 cents (R$), mainly due to higher ground handling services expenses (landings increased 43.9%) and increases in consulting and technology services, partially offset by a higher average stage length.

Maintenance, materials and repairs per ASK increased 78.7% to 1.09 cents (R$), primarily due to a higher number of scheduled maintenance services during 3Q07, partially offset by an 11.5% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of 11 aircraft in the amount of R$53.3mm, the use of spare parts inventory in the amount of R$19.1mm and the repair of rotable materials in the amount of R$17.4mm.

Depreciation per ASK decreased 18.8% to 0.26 cents (R$), due to the dilution of expenses in a higher number of ASKs, partially offset by a higher amount of fixed assets (mainly spare parts inventory) and an increase of R$7.5mm related to depreciation of ten new 737-800 NG aircraft which entered the fleet between 4Q06 and 3Q07, and two 737-700 aircraft classified as capital leases.

Other operating expenses per ASK were 0.71 cents (R$), a 13.4% decrease when compared to the same period of the previous year, due to a decrease in travel expenses, lodging of flight crews and direct passenger expenses, as well as lower provisions related to allowance for doubtful accounts. Insurance expenses were 0.12 cents (R$) per ASK (R$11.1mm total), a 13.7% decrease over 3Q06.

COMMENTS ON EBITDA AND EBITDAR1

The impact of a 6.21 cent (R$) RASK decrease partially offset by a CASK decrease of 2.08 cents (R$) resulted in a decrease of EBITDA per available seat kilometer to 0.61 cents (R$) in 3Q07. EBITDA totaled R$53.9mm in the period compared to R$249.8mm in 3Q06 and R$(63.9)mm in 2Q07.

EBITDAR Calculation (R$ cents / ASK)
	3Q07	3Q06	Chg. %	2Q07	Chg. %
Net Revenues	14.58	20.79	-29.9%	13.05	11.7%
Operating Expenses	14.23	16.31	-12.8%	14.10	0.9%

EBIT	0.35	4.48	-92.2%	-1.05	nm
Depreciation & Amortization	0.26	0.32	-18.8%	0.33	-21.2%

EBITDA	0.61	4.80	-87.3%	-0.72	nm
EBITDA Margin	4.2%	23.1%	-18.9 pp	-5.5%	+9.7 pp
Aircraft Rent	1.56	1.30	20.0%	1.54	1.3%

EBITDAR	2.17	6.10	-64.4%	0.82	164.6%
EBITDAR Margin	14.9%	29.3%	-14.4 pp	6.3%	+8.6 pp

EBITDAR Calculation (R$ million)
	3Q07	3Q06	Chg. %	2Q07	Chg. %
Net Revenues	1,303.5	1,083.0	20.4%	1,151.5	13.2%
Operating Expenses	1,272.8	849.8	49.8%	1,244.9	2.2%

EBIT	30.8	233.1	-86.8%	-93.4	nm
Depreciation & Amortization	23.1	16.7	38.3%	29.5	-21.7%

EBITDA	53.9	249.8	-78.4%	-63.9	nm
EBITDA Margin	4.2%	23.1%	-18.9 pp	-5.5%	+9.7 pp
Aircraft Rent	139.5	67.5	106.7%	136.1	2.5%

EBITDAR	193.4	317.3	-39.0%	72.2	167.9%
EBITDAR Margin	14.9%	29.3%	-14.4 pp	6.3%	+8.6 pp

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

Aircraft rent represents a significant operating expense for the Company. As the Company today leases most of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for users of our financial statements. On a per-ASK basis, EBITDAR was 2.17 cents (R$) in 3Q07, compared to 6.10 cents (R$) in 3Q06. EBITDAR amounted to R$193.4mm in 3Q07, compared to R$317.3mm in the same period last year and R$72.2mm in 2Q07.

FINANCIAL RESULTS

Net financial income increased R$10.6mm and totaled R$ 31.6mm in 3Q07. Interest expenses increased R$8.7mm year-over-year primarily due to an increase in long-term debt and a higher amount of short-term working capital debt related to growth in operations. Interest income increased R$19.5mm primarily due to a higher volume of cash and short-term investments versus 3Q06 and was partially offset by a 3.1 percentage point reduction in average Brazilian interest rates (as measured by the CDI rate).

Financial Results (R$ thousands)	3Q07	3Q06	2Q07
Interest expense	(33,194)	(24,497)	(40,991)
Capitalized interest	16,561	9,149	4,089
Interest and investment income	62,041	42,578	72,879
Other gains (losses)	(13,817)	(6,237)	8,983

Net Financial Results	31,591	20,993	44,960

NET INCOME AND EARNINGS PER SHARE

Reported net income in 3Q07 was R$45.5mm, representing a 3.5% net income margin, versus R$190.0mm of net income in 3Q06.

Reported net earnings per share, basic, was R$0.22 in 3Q07 compared to net earnings per share of R$0.97 in 3Q06. Basic weighted average shares outstanding were 202,295,169 in 3Q07 and 196,206,466 in 3Q06. Reported net earnings per share, diluted, was R$0.22 in 3Q07 compared to net earnings per share of R$0.97 in 3Q06. Fully-diluted weighted average shares outstanding were 202,319,917 in 3Q07 and 196,287,466 in 3Q06.

Reported net earnings per ADS, basic, was US$0.12 in 3Q07 compared to net earnings per ADS of US$0.45 in 3Q06. Basic weighted average ADS outstanding were 202,295,169 in 3Q07 and 196,206,466 in 3Q06. Reported net earnings per ADS, diluted, was US$0.12 in 3Q07 compared to net earnings per ADS of US$0.45 in 3Q06. Fully-diluted weighted average ADS outstanding were 202,319,917 in 3Q07 and 196,287,466 in 3Q06.

3Q07 earnings per share in BRGAAP was R$0.24 (US$0.13 per ADS). 3Q07 net income in BRGAAP was R$49.4mm (US$27.0mm), representing a net margin of 3.8% .

Based on GOL’s quarterly dividend policy for fiscal 2007, Management recommended a net payment to common and preferred shareholders of R$0.35 per share. The gross total payout approved for 3Q07 was R$76.5mm (R$70.8mm net of withholding tax – consisting of R$32.4mm paid as interest on shareholders’ equity and R$38.4mm paid in dividends – both paid on November 5, 2007, to shareholders of record on September 27, 2007) equivalent to approximately R$0.3500 per share and US$0.1826 per ADS.

CASH FLOW

Cash, cash equivalents and short-term investments decreased R$217.0mm during 3Q07. Net cash provided by operating activities was R$75.4mm, mainly due to R$45.5mm in earnings from operations and an increase of R$54.6mm in accounts payable and other accrued liabilities, partially offset by an increase in inventories (R$71.8mm), accounts receivable (R$62.0mm) and a reduction in air traffic liability (R$27.2mm).

Net cash used in investing activities was R$268.2mm, consisting primarily of R$209.3mm in acquisition of property and equipment (spare parts, aircraft equipment, IT) and R$144.1mm in deposits for aircraft leasing contracts and the international clearing house IATA (related to VRG’s international expansion).

Net cash used in financing activities during 3Q07 was R$24.2mm, mainly due to R$76.5mm in dividends paid, partially offset by an increase in short-term borrowings (R$48.9mm) .

Cash Flow Summary (R$ million)	3Q07	3Q06	% Change	2Q07	% Change
Net cash provided by (used in) operating activities	75.4	316.1	-76.2%	(25.8)	nm
Net cash used in investing activities[1]	(268.2)	(35.7)	651.3%	(188.5)	42.3%
Net cash provided by financing activities	(24.2)	70.5	nm	470.3	nm

Net increase in cash, cash equivalents & short term investments	(217.0)	350.9	nm	256.0	nm

1. Excluding R$11.8mm in change in available-for-sale securities in 3Q07, R$314.5mm in 3Q06 and R$138.3mm in 2Q07 of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The Company’s net cash position on September 30, 2007, was R$1,542.2mm, a decrease of R$217.0mm over 2Q07. The Company’s total liquidity was R$2,362.6mm (cash, short-term investments and accounts receivable) at the end of 3Q07. The Company had R$698.3mm on deposits with lessors and had R$410.1mm deposited with Boeing as advances for aircraft acquisitions. On September 30, 2007, the Company had 5 revolving lines of credit allowing borrowings up to R$652.0mm; the amount utilized under these lines of credit was R$495.3mm.

Cash Position and Debt (R$ million)	9/30/2007	6/30/2007	% Change
Cash, cash equivalents & short-term investments	1,542.2	1,759.1	-12.3%
Short-term debt	495.3	382.7	29.4%
Long-term debt	1,669.6	1,444.7	15.6%

Net cash	(622.7)	(68.3)	811.7%

The Company currently leases most of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On September 30, 2007, the Company operated 81 aircraft under operating leases with initial lease term expiration dates ranging from 2007 to 2019, and has 12 aircraft under capitalized leases. Future minimum lease payments under leases are denominated in U.S. Dollars.

As of September 30, 2007, the Company had 69 firm orders (net of 18 already delivered) and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$5.0bn (based on aircraft list price) and are scheduled for delivery between 2007 and 2012. As of September 30, 2007, GOL has made deposits in the amount of US$224.1mm related to these orders.

The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments, and other obligations as of September 30, 2007:

Principal obligations (R$ thousands)						Beyond
	2008	2009	2010	2011	2012	2013	2013	Total
Long-term debt
obligations	-	147,604	36,601	36,601	34,236	7,705	481,309	744,056

Pre-delivery deposits	184,608	266,875	281,043	275,537	120,397	-	-	1,128,460

Aircraft purchase
commitments	1,848,574	1,415,390	2,377,374	1,759,443	1,676,919	-	-	9,077,700

Total	2,033,182	1,829,869	2,695,018	2,071,581	1,831,552	7,705	481,309	10,950,216

Expected fleet growth from 2007 to 2012 is as follows:

Fleet Plan	2007	2008	2009	2010	2011	2012
GTA: 141-seat B737-300	12	7	3	-	-	-
VRG: 141-seat B737-300	10	2	-	-	-	-
GTA: 144-seat B 737-700 NG	30	28	23	20	10	10
VRG: 132-seat B737-700 NG	-	6	6	7	8	9
GTA: 177-seat B737-800 NG	12	13	11	7	6	5
GTA: 187-seat B737-800 NG	22	29	45	61	74	82
VRG: 177-seat B737-800 NG	5	8	10	11	13	15
VRG: 187-seat B737-800 NG	2	4	4	4	4	4
VRG: 218-seat B767-300 ER	10	14	16	16	17	18

Total	103	111	118	126	132	143

RETURNS

GOL’s return indicators for the twelve-month period ended in each quarter are presented below:

Returns
	LTM 3Q07	LTM 3Q06	% Change	LTM 2Q07	% Change
(US GAAP)
Net Revenues / Aircraft (US$000)	30,097	33,759	-10.8%	32,891	-8.5%
Operating Profit / Aircraft (US$000)	1,263	7,572	-83.3%	3,111	-59.4%
Net Revenues / ASK (US$ cents)	7.9	9.1	-13.2%	8.0	-1.3%
Operating Profit / ASK (US$ cents)	0.3	1.9	-84.2%	0.7	-57.1%
ROE (1)	8.9%	21.8%	-12.9 pp	14.5%	-5.6 pp
ROA (2)	3.3%	8.8%	-5.5 pp	5.9%	-2.6 pp
LTM Net Dividend Yield (3)	2.8%	1.0%	+1.8 pp	1.9%	+0.9 pp

(1)	Net Income / Net Equity

(2)	Net Income / Total Assets

(3)	LTM Dividend / Share Price at period end

OUTLOOK

GOL continues to invest in its successful low-cost business model. We continue to evaluate opportunities to expand our operations by adding new flights in Brazil, as well as expanding into other high-traffic centers internationally. We expect to benefit from economies of scale as we continue to add new aircraft to our already well-established and highly efficient operating network. We expect to reduce our non-fuel cost per available seat-kilometer (CASK) as we continue to reduce the age of our fleet, operate an even more fuel efficient fleet, benefit from the cost savings associated with our Aircraft Maintenance Center, and improve upon our cost-efficient distribution channels. Through the VARIG brand name, VRG is providing an attractive service offering to business travelers in the domestic market and offer new services to high-traffic international destinations in South America, North America and Europe.

The air passenger transportation market in Brazil remains largely under-penetrated, and increasing available seats at low fares is important for the continued development of the sector and the economy. The scheduled net addition of two aircraft to the GTA fleet and seven to the VRG fleet in the fourth quarter of 2007 will permit an 80% increase in available seat capacity over GOL’s reported capacity in 4Q06.

For the fourth quarter of 2007, we expect consolidated load factors in the range of 64 to 66% (a 3 to 5 point increase versus 3Q07) with consolidated passenger yields in the range of R$22-24 cents (an increase of approximately 6% versus 3Q07). For the fourth quarter, we expect consolidated non-fuel CASK to be in the range of R$8.4 cents. We expect that the incorporation of larger, more fuel-efficient aircraft will reduce our fuel costs per ASK by approximately 1% in 4Q07 in year-over-year comparison. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy.

In the full-year 2007, we plan to increase revenues nearly 40% while reducing unit costs by more than 10%. We expect to stimulate air travel demand in the middle and lower income segments through our innovative payment mechanisms. Financial guidance for 2007 is based on planned capacity expansion and the expected high demand for our passenger transportation services both domestically and internationally, driven by strong Brazilian economic fundamentals and demand-stimulating fares. We plan to finish the year with 103 aircraft in the combined GTA and VRG fleets. Our planned ASK increase of approximately 76% will allow us to adequately serve expected passenger demand and add new routes and markets in Brazil, South America, Europe and North America in 2007 and 2008. Average load factors for the year are expected to be in the 64 to 66% range. Passenger yields are expected to decrease approximately 13% in the full-year 2007, primarily due to an increase in stage length; RASK in the full-year comparison is expected to decrease approximately 21%.

Our projections are for a 2007 full-year EPS in the range of R$1.40 to R$1.80, reflecting the impact of lower loads and yields. Full-year non-fuel CASK is expected to be in the R$8.4 cent range, a reduction of 10% versus 2006. Fuel costs per ASK are expected to decrease over 10% in the year due to larger, more fuel-efficient aircraft and lower fuel prices. Full-year operating margins are expected to be in the 5 to 8% range. We plan to continue to popularize air travel through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest fares and high quality passenger service.

The Company has reviewed its full-year guidance to account for expected 4Q07 results. GOL’s old and new guidance for full-year 2007 can be found in the table below:

2007 Financial Outlook (US GAAP, Consolidated)	Previous	Updated

ASK Growth	+/- 75%	+/- 76%
Average Load Factor	+/- 64 - 66%	+/- 64 - 66%
Net Revenues (billion)	+/- R$5.2 - R$5.4	+/- R$5.2 - R$5.3
CASK ex-fuel (R$ cents)	+/- 8.3	+/- 8.4
Operating Margin	+/- 7 - 11%	+/- 5 - 8%
Earnings per Share	R$1.60 - R$2.10	R$1.40 - R$1.80

Consolidated Operating Data
US GAAP - Unaudited
	3Q07	3Q06	% Change

Revenue Passengers (000)	5,543	4,791	15.7%
GTA	4,951	4,791	3.3%
VRG (1)	592	-	-
Revenue Passengers Kilometers (RPK) (mm)	5,470	4,107	33.2%
GTA	4,598	4,107	12.0%
VRG (1)	872	-	-
Available Seat Kilometers (ASK) (mm)	8,941	5,210	71.6%
GTA	7,266	5,210	39.5%
VRG (1)	1,675	-	-
Load factor	61.2%	78.8%	-17.6 pp
GTA	63.3%	78.8%	-15.5 pp
VRG (1)	52.1%	-	-
Break-even load factor	59.8%	61.8%	-2.0 pp
Aircraft utilization (block hours per day)	13.4	14.3	-6.3%
GTA	13.8	14.3	-3.5%
VRG (1)	11.5	-	-
Average fare	R$ 220.28	R$ 217.94	1.1%
Yield per passenger kilometer (cents)	21.73	24.60	-11.7%
Passenger revenue per available set kilometer (cents)	13.30	19.39	-31.4%
Operating revenue per available seat kilometer (RASK) (cents)	14.58	20.79	-29.9%
Operating cost per available seat kilometer (CASK) (cents)	14.23	16.31	-12.8%
Operating cost, excluding fuel, per available seat kilometer (cents)	8.69	9.44	-7.9%
Number of Departures	61,160	42,514	43.9%
Average stage length (km)	974	821	18.6%
Average number of operating aircraft during period	91.0	51.3	77.4%
GTA	71.9	51.3	40.2%
VRG (1)	19.1	-	-
Fuel consumption (mm liters)	305.6	186.6	63.8%
Full-time equivalent employees at period end	14,436	8,045	79.4%
GTA	11,914	8,045	48.1%
VRG (1)	2,522	-	-
% of GTA Sales through website during period	78.6%	80.1%	-1.5 pp
% of GTA Sales through website and call center during period	88.3%	91.5%	-3.2 pp
Average Exchange Rate (2)	R$ 1.92	R$ 2.17	-11.5%
End of period Exchange Rate (2)	R$ 1.83	R$ 2.17	-15.7%
Inflation (IGP-M) (3)	2.6%	0.8%	+1.8 pp
Inflation (IPCA) (4)	0.9%	0.5%	+0.4 pp
WTI (avg. per barrel, US$) (5)	$75.24	$70.48	6.8%
Gulf Coast Jet Fuel Cost (average per liter, US$) (5)	$0.57	$0.54	5.6%

(1) VRG data since April 9, 2007	(4)	Source: IBGE
(2)Source: Brazilian Central Bank	(5)	Source: Bloomberg
(3)Source: Fundação Getulio Vargas

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	3Q07	3Q06	% Change

Net operating revenues
Passenger	R$ 1,188,751	R$ 1,010,178	17.7%
Cargo and Other	114,793	72,793	57.7%

Total net operating revenues	1,303,544	1,082,971	20.4%

Operating expenses
Aircraft fuel	495,170	357,711	38.4%
Salaries, wages and benefits	200,188	111,709	79.2%
Aircraft rent	139,483	67,498	106.6%
Sales and marketing	99,101	126,041	-21.4%
Landing fees	73,601	50,181	46.7%
Aircraft and traffic servicing	80,553	45,129	78.5%
Maintenance materials and repairs	97,896	31,990	206.0%
Depreciation	23,125	16,716	38.3%
Other	63,670	42,933	48.3%

Total operating expenses	1,272,787	849,908	49.8%

Operating income (loss)	30,757	233,063	-86.8%

Other income (expense)
Interest expenses	(33,194)	(24,497)	35.5%
Capitalized interest	16,561	9,149	81.0%
Interest and investment income	62,041	42,578	45.7%
Other, net	(13,817)	(6,237)	121.5%

Total other income (expense)	31,591	20,993	50.5%

Income (loss) before income taxes	62,348	254,056	-75.5%
Income taxes (benefit)	(16,835)	(64,050)	-73.7%

Net income (loss)	45,513	190,006	-76.0%

Earnings (loss) per share, basic	$0.22	$0.97	-77.3%
Earnings (loss) per share, diluted	$0.22	$0.97	-77.3%

Earnings (loss) per ADS, basic - US Dollar	$0.12	$0.45	-73.3%
Earnings (loss) per ADS, diluted - US Dollar	$0.12	$0.45	-73.3%

Basic weighted average shares outstanding (000)	202,295	196,206	3.1%
Diluted weighted average shares outstanding (000)	202,320	196,287	3.1%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	September 30, 2007	June 30, 2007

ASSETS	6,619,020	6,211,836
Current Assets	2,896,348	3,093,012
Cash and cash equivalents	324,943	553,669
Short-term investments	1,217,235	1,205,474
Receivables, less allowance	820,438	763,027
Inventories	217,733	145,930
Recoverable taxes and deferred income tax	93,289	88,640
Prepaid expenses	85,394	91,997
Deposits with lessors	79,443	211,457
Other	57,873	32,818
Property and Equipment, net	1,665,218	1,263,686
Pre-delivery deposits	410,149	478,864
Flight equipment	1,315,383	837,279
Other	167,378	140,764
Accumulated depreciation	(227,692)	(193,221)
Other Assets	2,057,454	1,855,138
Deposits with lessors	618,855	433,294
Deferred income tax	65,292	26,938
Goodwill	255,811	255,811
Trade names	219,603	219,603
Routes	778,561	778,561
Other	119,332	140,931

LIABILITIES AND SHAREHOLDER'S EQUITY	6,619,020	6,211,836
Current Liabilities	1,682,636	1,447,571
Accounts payable	270,721	216,151
Salaries, wages and benefits	131,275	107,305
Sales tax and landing fees	133,943	128,678
Air traffic liability	341,661	368,837
Short-term borrowings	495,290	382,726
Dividends payable	78,972	76,568
Deferred gains on sale and leaseback transactions	-	7,171
Deferred revenue	55,958	54,801
Current portion of long-term debt	92,845	58,062
Other	81,971	47,272
Long Term Liabilities	2,459,614	2,251,045
Long-term debt	1,669,550	1,444,710
Deferred gains on sale and leaseback transactions	41,458	47,582
Deferred revenue	590,571	610,262
Other	158,035	148,491
Shareholder's Equity	2,476,770	2,513,220
Preferred shares (no par value)	1,207,780	1,207,780
Common shares (no par value)	41,500	41,500
Additional paid-in capital	36,592	36,227
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,147,317	1,178,321
Accumulated other comprehensive loss	4,004	9,815

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	3Q07	3Q06	% Change

Cash flows from operating activities
Net income (loss)	45,513	190,006	-76.0%
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	23,125	19,589	18.1%
Allowance for doubtful accounts receivable	4,600	4,168	10.4%
Deferred income taxes	(30,078)	7,220	nm
Capitalized interest	(16,561)	(9,647)	71.7%
Deferred revenue	(18,534)	-	nm
Changes in operating assets and liabilities
Receivables	(62,011)	(142,738)	-56.6%
Inventories	(71,803)	(25,359)	183.1%
Deposits with lessors	(1,457)	24,763	nm
Accounts payable and other accrued liabilities	54,570	99,945	-45.4%
Air traffic liability	(27,176)	81,743	nm
Dividends	32,746	92,771	-64.7%
Other, net	142,431	(26,373)	nm

Net cash provided by (used in) operating activities	75,365	316,088	-76.2%
Cash flows from investing activities
Deposits for aircraft leasing contracts	(144,116)	(9,875)	1359.4%
Acquisition of property and equipment	(209,319)	(45,450)	360.5%
Pre-delivery deposits	85,276	19,580	335.5%
Changes in available-for-sale securities, net	(11,761)	(314,467)	-96.3%

Net cash used in investing activities	(279,920)	(350,212)	-20.1%
Cash flows from financing activities
Short term borrowings	48,852	10,322	373.3%
Proceeds from issuance of long-term debt	8,940	188,886	-95.3%
Paid subscribed capital	-	(1,977)	-100.0%
Dividends paid	(76,517)	(119,743)	-36.1%
Others, net	(5,446)	(6,961)	-21.8%

Net cash provided by financing activities	(24,171)	70,527	nm

Net increase in cash and cash equivalents	(228,726)	36,403	nm
Cash and cash equivalents at beginning of the period	553,669	233,994	136.6%
Cash and cash equivalents at end of the period	324,943	270,397	20.2%

Cash, cash equiv. and ST invest. at beg. of the period	1,759,143	1,255,324	40.1%
Cash, cash equiv. and ST invest. at end of the period	1,542,178	1,606,194	-4.0%

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	43,212	24,497	76.4%
Income taxes paid	3,636	69,352	-94.8%
Non cash investing activities
Accrued capitilized interest	33,973	24,061	41.2%
Capital leases	538,841	-	nm

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	3Q07	3Q06	% Change

Net operating revenues
Passenger	R$ 1,187,890	R$ 1,010,178	17.6%
Cargo and Other	97,121	72,793	33.4%

Total net operating revenues	1,285,011	1,082,971	18.7%

Operating expenses
Aircraft fuel	495,170	357,711	38.4%
Salaries, wages and benefits	199,823	111,432	79.3%
Aircraft leasing	128,412	80,978	58.6%
Sales and marketing	98,968	126,041	-21.5%
Aircraft and traffic servicing	80,553	45,129	78.5%
Landing fees	73,601	50,181	46.7%
Maintenance materials and repairs	97,896	41,267	137.2%
Depreciation and amortization	24,651	16,473	49.6%
Other operating expenses	68,289	19,432	251.4%

Total operating expenses	1,267,363	848,644	49.3%

Operating income (loss)	17,648	234,327	-92.5%

Other expense
Interest income (expense), net	(21,107)	670	nm

Non-operating income	-	75,118	-100.0%

Income (loss) before income taxes	(3,459)	310,115	nm
Income tax and social contribution	14,780	(107,387)	nm

Net income (loss) before reversal of interest on
shareholder's equity	11,321	202,728	-94.4%

Reversal of interest on shareholder's equity	38,095	29,504	29.1%

Net income (loss)	49,416	232,232	-78.7%

Earnings (loss) per share	R$ 0.24	R$ 1.18	-79.7%
Earnings (loss) per ADS - US Dollar	$ 0.13	$ 0.54	-75.9%
Number of outstanding shares on the balance
sheet date (000)	202,295	196,206	3.1%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	September 30, 2007	June 30, 2007

ASSETS	5,402,019	5,253,347
Current Assets	2,904,343	3,003,803
Cash and cash equivalents	850,499	844,967
Short term investments	691,679	914,176
Accounts receivable	820,436	763,027
Inventories	217,733	145,930
Deferred taxes and carryforwards	90,236	67,190
Prepaid expenses	85,394	92,087
Credits with leasing companies	90,491	143,698
Other credits	57,875	32,728
Non-Current Assets	609,491	498,950
Deposits for aircraft leasing contracts	198,546	93,249
Credits with leasing companies	81,755	81,755
Deferred taxes and carryforwards	286,208	284,551
Judicial deposits and others	42,982	39,395
Permanent Assets	1,888,185	1,750,594
Investments	815,041	789,976
Pre-delivery deposits for flight equipment	410,149	420,092
Property, plant and equipment	625,033	506,612
Deferred	37,962	33,914
LIABILITIES AND SHAREHOLDERS' EQUITY	5,402,019	5,253,347
Current liabilities	1,625,760	1,431,999
Suppliers	270,721	216,192
Payroll and related charges	131,507	107,600
Taxes obligations	70,818	64,217
Landing fees and duties	63,125	64,659
Air traffic liability	341,661	368,837
Short-term borrowings	551,193	427,794
Dividends and interest on shareholder's equity	78,972	76,568
Smiles mileage program	68,564	63,436
Other liabilities	49,199	42,696
Non-current	1,258,062	1,270,262
Long-term borrowings	1,156,560	1,182,403
Provision for contingencies	38,948	35,813
Other liabilities	62,554	52,046
Shareholders' Equity	2,518,197	2,551,086
Capital stock	1,363,752	1,363,729
Capital reserves	89,556	89,556
Profit reserves	1,060,885	1,087,986
Total comprehensive income, net of taxes	4,004	9,815

15.01 – INVESTMENT PROJECTS

2007 CAPITAL BUDGET PROPOSAL

According to the article No. 196 of the Law No. 6,404/76, updated by the Law No. 10,303 of 10/31/2001, the Management of Gol Linhas Aéreas Inteligentes S.A. (“Company”) presents:

1- The investment plan for 2007, amounting R$ 619,852,857, being forecasted the following investments:

Pre-delivery deposits	(117,204,490,00)
Aircraft purchase rights	68,618,141,00
New aircraft	411,062,677,00
Engine	127,996,116,00
Spare parts	58,491,229,00
IT	22,039,831,00
Maintenance center	5,599,214,00
Others	43,250,140,00
619,852,858,00

General Description of the Investments

- Aircraft Acquisition: Acquisition of Boeing 737-800 Next Generation aircraft from Boeing in 2007.

- Pre-delivery Deposits: Payments made in advance for 737-800 new Boeing aircraft.

- Spare Parts: Aircraft spare parts.

- Maintenance Center – Confins, MG: Conclusion and enlargement of the Maintenance Center in Confins, aiming the unification of the maintenance performed and the reduction of the dependency from third parties as well as a reduction in maintenance costs.

- IT:

     - Communication Equipment: Acquisition of communication panels to the basis, expansion of the PABX central and acquisition of equipment for conference calls;

     - Softwares: Implementation of auditing systems, cash management and a new platform for e-commerce;

     - Softwares Development and Improvement – Oracle, RM and others: Oracle – ERP implementation consultancy and customizations adopted by the company in February 2004 and costs related to services rendered by employees allocated in various software development projects;

     - Computers and Peripherals: Acquisition of microcomputers, notebooks, servers and other informatics peripherals.

- Others:

     - Installations: Acquisition of installations to the headquarters and basis;

     - Tools: Acquisition of power generators, hydraulic jacks and other tools for general maintenance;

     - Safety Equipments: Acquisition of mini-cameras and other safety equipments to the basis;

     - Furniture: Acquisition of mercenary material, wheelchairs to the basis and general furniture;

     - Vehicles: Acquisition of trucks to transport tires, brakes and other small vehicles for light operations in the basis;

     - Machinery and Equipment: Acquisition of air-conditioning equipment, sound and projections equipment, maintenance staircases, stacking machines and other small maintenance equipments.

2- The origin of the resources to subsidize these investments are:

- Own resources generated with the operating activity of the Company during the year;
- Allocation of part of the net income of the year amounting R$ 469,103,894.75 to the profit reserves of the Company
- Resources from shareholders and third parties; and
- Resources obtained in sale-leaseback operations from suppliers.

This is the Proposal we have to present.

São Paulo, December 21, 2006.

THE MANAGEMENT

Here follows a table containing the GOL fleet expansion as of 2012:

	2007	2008	2009	2010	2011	2012

GTA: 141-seats B 737-300	12	7	3	-	-	-
VRG: 141-seats B 737-300	10	2	-	-	-	-
GTA: 144-seats B 737-700 NG	30	28	23	20	10	10
VRG: 132-seats B 737-700 NG	-	6	6	7	8	9
GTA: 177-seats B 737-800 NG	12	13	11	7	6	5
GTA: 187-seats B 737-800 NG	22	29	45	61	74	82
VRG: 177-seats B 737-800 NG	5	8	10	11	13	15
VRG: 187-seats B 737-800 NG	2	4	4	4	4	4
VRG: 218-seats B 767-300 ER	10	14	16	16	17	18

Total fleet	103	111	118	126	132	143

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shareholders of Gol Linhas Aéreas Inteligentes S.A. holding more than 5% of the capital by type, up to the individual level, on September 30, 2007:

	Common		Preferred
Shareholders	Shares	%	Shares	%	Total	%

FIP ASAS	107,590,772	100.00	33,120,238	34.97	140,711,010	69.56
Wellington Management Co. LLP
*	-	-	9,065,479	9.57	9,065,479	4.48
US Trust Co. of New York *	-	-	5,289,029	5.58	5,289,029	2.61
Other	20	-	47,229,631	49.87	47,229,651	23.35

Total	107,590,792	100.00	94,704,377	100.00	202,295,169	100.00

* Institution headquartered overseas, last information available at March 2007.

Quotaholders of the Investment Fund in Holdings ASAS:

Quotaholders	Quotes	%

Henrique Constantino	9,587	25.00
Ricardo Constantino	9,587	25.00
Joaquim Constantino Neto	9,587	25.00
Constantino de Oliveira Junior	9,587	25.00

Total	38,348	100.00

Table indicating the direct and indirect stake of the Controlling Shareholder, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on September 30, 2007:

	Common		Preferred
Shareholders	Shares	%	Shares	%	Total	%

Controlling Shareholder	107,590,772	100.00	33,120,238	34.97	140,711,010	69.56
Board Members	20	-	1,857,705	1.96	1,857,725	0.92
Fiscal Council Members	-	-	1	-	1	-
Executive Officers	-	-	814,312	0.86	814,312	0.40
Market	-	-	58,912,121	62.21	58,912,121	29.12

Total	107,590,792	100.00	94,704,377	100.00	202,295,169	100.00

On June 30, 2007 the number of outstanding shares was 58,912,121 corresponding to 29.12% of the total shares.

The Company has an Audit Committee and has a Fiscal Council.

The Company is in accordance with the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the general capital markets, in addition to those in the Regulation, in the Agreement of Adoption of Differentiated Practices of Corporate Governance Level 2 of BOVESPA and in the Regulation of Arbitration of the Market Arbitration Chamber.

Table indicating the direct and indirect stake of the Controlling Shareholder, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on September 30, 2006:

	Common		Preferred
Shareholders	Shares	%	Shares	%	Total	%

Controlling Shareholder	107,590,772	100.00	31,715,638	35.79	139,306,410	70.99
Board Members	20	-	1,857,705	2.10	1,857,725	0.95
Fiscal Council Members	-	-	-	-	-	-
Executive Officers	-	-	853,312	0.96	853,312	0.44
Market	-	-	54,189,019	61.15	54,189,019	27.62

Total	107,590,792	100.00	88,615,674	100.00	196,206,466	100.00

On June 30, 2006 the number of outstanding shares was 54,189,019 corresponding to 27.62% of the total shares.

17.01 – SPECIAL REVIEW REPORT

To Management and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have performed a special review of the quarterly financial information (ITR) of Gol Linhas Aéreas Inteligentes S.A. (the Company) and subsidiaries for the quarters ended September 30, 2007 and 2006, including the balance sheets of the Company and consolidated, the related statements of income, the report on performance and significant information, prepared in accordance with the accounting practices adopted in Brazil.

We conducted our reviews in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted of: (a) inquiries of and discussions with persons responsible for the Company’s accounting, financial and operating areas as to the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company

Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information (ITR) referred to above for it to be in conformity with the accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

Our reviews were conducted with the objective of issuing a report on the special review of the quarterly financial information (ITR) referred to in paragraph one taken as a whole. The statements of cash flows and added value for the quarters ended September 30, 2007 and 2006, presented to provide additional information about the Company and its subsidiaries, are not required as an integral part of the basic quarterly financial information in accordance with the accounting practices adopted in Brazil. The statements of cash flows and added value were submitted to the same special review procedures described in paragraph two above and, based on our special review, we are not aware of any material modifications that should be made to this additional information for it to be fairly presented, in all material respects, in relation to the overall quarterly financial information (ITR) for the quarters ended September 30, 2007 and 2006.

The accounting practices adopted in Brazil differ, in certain significant aspects, from generally accepted accounting principles in the United States of America. Information related to the nature and the effect of these differences is presented in Note 2 to the quarterly financial information (ITR).

São Paulo, November 5, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

     Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE FINANCIAL STATEMENTS	7
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	36
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	37
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	38
07	01	CONSOLIDATED STATEMENT OF INCOME	39
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	40
15	01	INVESTMENT PROJECTS	55
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	58
17	01	SPECIAL REVIEW REPORT	60

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.